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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MGI PHARMA, INC.
(Name of Subject Company)

MGI PHARMA, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(including the associated preferred share purchase rights)
(Title of Class of Securities)

552880106
(CUSIP Number of Class of Securities)

Eric P. Loukas
Executive Vice President, Chief Operating Officer,
General Counsel and Corporate Secretary
MGI PHARMA, INC.
5775 West Old Shakopee Road, Suite 100
Bloomington, Minnesota 55437-3174
(952) 346-4700
(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

Copies to:
Asher M. Rubin
Glenn C. Campbell
William I. Intner
Hogan & Hartson LLP
11 S. Calvert Street – Suite 1600
Baltimore, Maryland 21202
(410) 659-2700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        (a)    Name and Address.    The name of the subject company is MGI PHARMA, INC., a Minnesota corporation ("MGI PHARMA" or the "Company"). The address of the principal executive offices of the Company is 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437, and the Company's telephone number is (952) 346-4700.

        (b)    Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.10 per share, of the Company (the "Rights") issued pursuant to the Rights Agreement dated as of July 14, 1998, as amended, between the Company and Norwest Bank Minnesota, N.A. (now Wells Fargo Bank, N.A.), a banking corporation, as rights agent (such Common Stock, together with the associated Rights, the "Shares"). As of the close of business on November 30, 2007, there were 81,268,043 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

        (a)    Name and Address.    The Company is the person filing this Schedule. The name, business address and business telephone number of the Company are set forth in Item 1(a) above. The Company's website address is www.mgipharma.com. The information on the Company's website should not be considered a part of this Schedule.

        (b)    Tender Offer.    This Schedule relates to the tender offer by Jaguar Acquisition Corp. ("Offeror"), a Minnesota corporation and an indirect wholly-owned subsidiary of Eisai Co., Ltd., a corporation incorporated under the laws of Japan ("Parent" or "Eisai"), disclosed in the Tender Offer Statement on Schedule TO dated December 21, 2007 (as amended or supplemented from time to time and together with the exhibits thereto, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $41.00 per Share (the "Offer Price"), net to the holder thereof in cash, without interest and subject to the applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"). The consideration offered per Share, together with all the terms and conditions of the Offeror's tender offer, as set forth in the Offer to Purchase and the Letter of Transmittal, as they may be amended from time to time in accordance with the terms and conditions of the Merger Agreement (as defined below), is referred to in this Schedule as the "Offer." The Offer to Purchase and the Letter of Transmittal are being mailed with this Schedule and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule, respectively, and are incorporated in this Schedule by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 10, 2007 (as such agreement may be amended from time to time, the "Merger Agreement"), among Parent, Offeror and the Company. Offeror's obligation to purchase Shares tendered in the Offer is subject to the valid tender of Shares, considered together with all other Shares (if any) beneficially owned by Parent and Offeror, representing at least a majority of (i) all Shares then outstanding plus (ii) all Shares issuable upon the exercise, conversion or exchange of any Company Options, Company Tandem-Option-SARs, RSUs, Warrants (all as defined in the Merger Agreement) or other rights to acquire Shares then outstanding that are vested and exercisable, convertible or exchangeable as of any then scheduled Expiration Date (as defined in the Merger Agreement) or that would be vested and exercisable, convertible or exchangeable (including as a result of the Offer) at any time following the then scheduled Expiration Date assuming that the holder of such Company Options, Company Tandem Option-SARs, RSUs, Warrants or other rights satisfies the vesting or exercisability, convertability or exchangeability conditions applicable thereto during such time period (the "Minimum Condition"). The

Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Minnesota Business Corporation Act (the "MBCA"), Offeror will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share (other than Shares owned by Parent and Offeror (not held on behalf of third parties), shares owned by any subsidiary of Parent (other than Offeror), Offeror or the Company and Shares held by shareholders who are entitled to and who have properly demanded appraisal of such Shares under the MBCA) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount equal to the Offer Price and all of those Shares will cease to be outstanding, will automatically be cancelled and will cease to exist. Following the Effective Time, the Company will continue as an indirect wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

        As set forth in the Schedule TO, the address of the principal executive office of Parent is 4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan, and its telephone number is 81-3-3817-3700, and the address of the principal executive office of Offeror is 100 Tice Boulevard, Woodcliff Lake, NJ 07677, and its telephone number is (201) 746-2305.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Schedule, in MGI PHARMA's Information Statement attached to this Schedule as Annex I (the "Information Statement") or as otherwise incorporated by reference in this Schedule, as of the date of this Schedule, there are no material agreements, arrangements or understandings nor any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company's executive officers, directors or affiliates; or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. Certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below, which present them with certain conflicts of interest.

        The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "MGI PHARMA Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated in this Schedule by reference.

The Subject Company, its Executive Officers, Directors or Affiliates.

        The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

(a) Interests of Certain Persons

        Certain members of management and the MGI PHARMA Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company's shareholders generally. The MGI PHARMA Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company's shareholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under termination agreements between the Company and each of its executive officers and other key employees (the "Termination Agreements").

An employee who is party to a Termination Agreement will be entitled to payments of certain amounts if, following the Offer, the Company terminates the employment of such employee without "cause" (as defined below) or the employee terminates his or her employment with "good reason" (as defined below). Under the Termination Agreements, executive officers and other key employees also will be indemnified by the Company for any tax under Section 280G or Section 409A of the Internal Revenue Code of 1986 (the "Code") applicable as a result of the termination of their employment following the change in control.

(b) Termination and Retention Agreements

        In 2007, the Company entered into a Termination Agreement with each of Leon O. Moulder, Jr., the Company's President and Chief Executive Officer, Mary Lynne Hedley, Ph.D., the Company's Executive Vice President and Chief Scientific Officer, Eric P. Loukas, the Company's Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary, and William F. Spengler, the Company's Executive Vice President and Chief Financial Officer, who together comprise the Company's Named Executive Officers (as described in Item 402 of Regulation S-K of the Securities Act of 1933, as amended). The Termination Agreements provide that, following a "change in control" of the Company, if such officer is terminated by the Company without "cause" or leaves for "good reason," then the officer will be entitled to receive a lump sum cash payment equal to 24 times such officer's monthly base salary (as in effect at the time of the change in control or the termination, whichever is higher), a lump sum cash payment equal to two times the officer's annual target cash award under the Company's short-term incentive plan (as in effect at the time of the change in control or the termination, whichever is higher) and the payment of legal fees and expenses relating to the termination. The termination agreements also provide that if the officer receives payments under the agreement that would subject the officer to any federal excise tax due under Sections 280G and 4999 of the Code, then the officer also will receive a cash "gross-up" payment so that the officer will be in the same net after-tax position that the officer would have been in had such excise tax not been applicable. Sections 280G and 4999 of the Code provide that if "parachute payments" (compensatory payments contingent on a change in control) made to a covered individual equal or exceed three times such individual's "base amount" (average annual compensation over the five taxable years preceding the taxable year in which the change in control occurs), the excess of such parachute payments over such individual's base amount will be subject to a 20% excise tax and will not be deductible by the Company. Under the termination agreements, "change in control" is defined to include a change in control of the type required to be disclosed under Securities and Exchange Commission proxy rules, an acquisition by a person or group of 35% of the outstanding voting stock of the Company, a proxy fight or contested election that results in a majority of the MGI PHARMA Board changing, or another event that the majority of directors who were in office at the time of entering into the agreement or whose nomination or appointment was approved by those directors or directors who were approved by those directors determines to be a change in control; "cause" is defined as willful and continued failure to perform duties and obligations or willful misconduct materially injurious to the Company; and "good reason" is defined to include a change in the officer's responsibility or status, a reduction in salary or benefits or a mandatory relocation.

        Mr. Spengler's Termination Agreement also provides that if his employment with the Company is terminated without cause at any time prior to July 20, 2008, then the vesting will be fully accelerated for any unvested restricted stock units he was granted through the 2006 annual grant under the Company's long-term incentive plan.

        On December 15, 2007, Mr. Moulder and Dr. Hedley entered into retention agreements (the "Retention Agreements") with Eisai Corporation of North America ("Eisai US"). The Retention Agreements supersede Mr. Moulder's and Dr. Hedley's Termination Agreements effective as of the Closing (as defined in the Merger Agreement) and provide, for a period of one-year following the Closing, that Mr. Moulder and Dr. Hedley will receive their current annual base salary subject to standard salary increases, will be eligible to receive an incentive award equal to their current annual incentive target (the "Incentive Payment") and will participate in health, welfare and retirement programs as are generally available to Eisai US employees. In addition, the Retention Agreements provide for lump sum payments on the six-month and twelve-month anniversaries of the Closing (the "Retention Bonuses"). The payments of the Retention Bonuses remain subject to the excise tax cash "gross-up" payment provisions of Mr. Moulder's and Dr. Hedley's Termination Agreements, as described above.

        The Retention Agreements provide that if Eisai US terminates the employment of Mr. Moulder or Dr. Hedley, other than for "cause," or Mr. Moulder or Dr. Hedley terminates his or her employment with "good reason," then each will be entitled to the full amount of the Retention Bonuses and a pro-rata portion of the Incentive Payment. Any termination of employment for cause or without good reason prior to the payment date of the Retention Bonuses or the Incentive Payment will result in a forfeiture of any amounts due thereafter. For purposes of the Retention Agreements, "cause" is defined as the willful and continued failure to perform duties and obligations, gross negligence or willful misconduct of a material nature to the Company, a material breach of material Company policies or the Retention Agreement, and conviction of certain types of crimes, and "good reason" is defined to include a change in the recipient's responsibility or status, a reduction in salary or benefits, a mandatory relocation or a failure by Eisai US to pay the Retention Bonus.

        During the period of employment following the Closing and for the twelve-month period after the termination of employment for any reason, Mr. Moulder and Dr. Hedley will be subject to confidentiality and non-solicitation obligations.

        In connection with the approval by the MGI PHARMA Board of the Offer and the Merger, the Compensation Committee of the MGI PHARMA Board approved the foregoing agreements and certain other employment compensation, severance or other benefits arrangements to shareholders of the Company who are also service providers to the Company for the purpose of the non-exclusive safe-harbor of Rule 14d-10(d) under the Exchange Act.

(c) Merger Consideration

        If the Company's directors and executive officers tender any Shares that they own for purchase pursuant to the Offer, they will receive for those Shares the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of December 7, 2007, the Company's directors and executive officers owned approximately 322,231 Shares in the aggregate (excluding 2,609,999 Shares underlying Options, RSUs and Stock Appreciation Rights described below). If the directors and executive officers tender all of their Shares for purchase pursuant to the Offer and those Shares are accepted for purchase and purchased by Offeror, the directors and executive officers will receive an aggregate of $13,211,456 in cash, without interest, less any required withholding taxes.

(d) Acceleration of Options, Tandem Stock Appreciation Rights and Restricted Stock Units

        Pursuant to the Merger Agreement, all unexercised options to purchase Shares granted under any equity incentive plan of the Company (the "Options"), all unexercised tandem stock appreciation rights (the "Stock Appreciation Rights") and all restricted stock units ("RSUs") that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, will vest in full and be cancelled promptly after the consummation of the Merger. In exchange for such cancellation, the holders of such Options, Stock Appreciation Rights or RSUs, including the Company's directors and executive officers, will receive, with respect to each Option, RSU or Stock Appreciation Right, as applicable, a cash payment (less any applicable withholding taxes and without interest) equal to (1) in the case of Options, the product of (x) the number of shares subject to such Option, and (y) the excess of the merger consideration over the applicable exercise price per share of such Option; (2) in the case of an RSU, the Offer Price times the number of RSUs held by the holder; and (3) in the case of Stock Appreciation Rights, the greater of the Offer Price, the highest price per share paid in any tender offer during the 60-day period prior to the Acceptance Time, and the highest closing price of the Shares on the 60 days prior to the Acceptance Time, over the per share exercise price of the Stock Appreciation Right, multiplied by the number of Shares subject to the Stock Appreciation Right as of the Effective Time. A holder of an Option with an associated Stock Appreciation Right will only receive consideration for the Stock Appreciation Right not for the Option.

        As of December 7, 2007, the last business day before the Company entered into the Merger Agreement, the Company's directors and executive officers held in the aggregate Options to purchase 2,441,250 Shares, with exercise prices ranging from $3.4895 to $30.4950 and an aggregate weighted average exercise price of $17.8974 per Share (including options to acquire Shares that otherwise would not have been exercisable). Of these Options, 1,492,500 Options had associated Stock Appreciation Rights. The Company's directors and executive officers also held an aggregate of 168,749 RSUs.

(e) Summary of Payments to Executive Officers and Directors

        The table below sets forth, as of December 7, 2007, the last business day before the Company entered into the Merger Agreement, the amounts payable to the Company's executive officers if the executive officers (1) tendered all of the Shares that the executive officers own, (2) received remuneration for the cash-out of Options, RSUs and Stock Appreciation Rights at the time of the Merger, and (3) received consideration pursuant to the Termination Agreements or Retention Agreements as applicable.

			Accelerated Vesting of Equity Awards, including Options, RSUs and Stock Appreciation Rights
					Potential Payments Pursuant to Termination and Retention Agreements
			Number of Shares Subject Equity Awards
Current Named Executive Officers	Number of Shares Owned(1)	Value of Shares Owned		Value of Equity Awards	Cash Payments(2)	Gross-Up Payments(2)		Total(2)
Leon O. Moulder, Jr.	200,743.334	$8,230,477	1,076,000	$27,637,859	$2,802,500	$2,140,815	(3)	$40,811,651
Mary Lynne Hedley	16,823.729	$689,773	236,333	$5,263,003	$1,603,500	$1,248,954	(3)	$8,805,230
Eric P. Loukas	7,244.209	$297,013	226,333	$5,231,378	$1,095,000	$1,174,311		$7,797,702
William F. Spengler	16,268.360	$667,003	222,583	$5,826,403	$1,095,000	$1,177,451		$8,765,857

(1)
Includes Shares held directly by each officer and held indirectly through the MGI PHARMA, INC. Retirement Savings Plan.

(2)
The amounts shown for Mr. Moulder and Dr. Hedley reflect potential payments to be received pursuant to the Retention Agreements. If each of Mr. Moulder and Dr. Hedley were to receive payments pursuant to their Termination Agreements instead of the Retention Agreements, then the potential cash payments, gross-up payments and totals would be $1,925,000, $1,680,154 and $39,473,489 for Mr. Moulder and $1,095,000, $974,321 and $8,022,097 for Dr. Hedley, respectively.

(3)
These calculations indicate the gross-up payment that would be required if all of the three times base salary and target bonus payments to the executive officers were considered parachute payments. The Company expects that a portion of those payments would be considered reasonable compensation for services performed following the change in control and therefore that the actual gross-up payments will be less than the estimated amounts.

        The table below sets forth, as of December 7, 2007, the last business day before the Company entered into the Merger Agreement, the amounts payable to the Company's non-employee directors if the non-employee directors (1) tendered all of the Shares that the non-employee directors own, and (2) received remuneration for the cash-out of Options at the time of the Merger.

				Cash-Out of Stock Options
Non-Employee Directors	Number of Shares Owned		Value of Shares Owned	Options Held	Value of Options	Total
Hugh Miller	56,403		$2,312,523	180,000	$4,756,443	$7,068,966
James Armitage	0		$0	30,000	$681,750	$681,750
Andrew Ferrera	5,157		$211,437	102,500	$2,069,025	$2,280,462
Edward Mehrer	5,704		$233,864	125,000	$2,897,010	$3,130,874
Dean Mitchell	3,887	(1)	$159,367	30,000	$577,500	$736,867
David Sharrock	6,000		$246,000	126,250	$2,928,063	$3,174,063
Waneta Tuttle	2,000		$82,000	105,000	$1,777,200	$1,859,200
Arthur Weaver	2,000		$82,000	150,000	$3,672,225	$3,754,225

(1)
Includes 496 Shares held indirectly through the MGI PHARMA, INC. Retirement Savings Plan.

        The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference, the Form of Termination Agreement, which has been filed as Exhibit (e)(2) to this Schedule and is incorporated in this Schedule by reference, and the Retention Agreements for Mr. Moulder and Dr. Hedley, which have been filed as Exhibits (e)(3) and (e)(4) to this Schedule, respectively, and are incorporated in this Schedule by reference.

(f) Indemnification of Executive Officers and Directors

        Section 302A.521 of the MBCA requires a corporation to provide for indemnification of employees, directors and officers except to the extent limited by the corporation's charter documents. The Company's Second Amended and Restated Articles of Incorporation (as amended, the "Company Charter") does not limit the extent of the indemnification provided for in Section 302A.521. Pursuant to the MBCA and the Company Charter directors do not have personal liability to the Company for monetary damages, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 302A.559 or 80A.76 of the Minnesota Statutes; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when the provision in the Company Charter became effective. In addition, the Restated Bylaws of the Company (as amended, the "Company Bylaws") provide for the indemnification of the Company's officers and directors to the fullest extent permitted by Section 302A.521 of the MBCA.

        Pursuant to the Merger Agreement, for a period of six years after the Effective Time, Parent has agreed to honor and fulfill, and the Surviving Corporation shall honor and fulfill, the obligations of the Company to its directors and officers as of the Effective Time (the "Covered Persons") pursuant to the indemnification provisions of the MBCA and the Company Charter and Company Bylaws as in effect on the date of the Merger Agreement, in each case to the fullest extent permitted by the MBCA. The charter and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, advancement of expenses and exculpation that are no less favorable to the Covered Persons than those contained in the Company Charter and the Company Bylaws as in effect on the date of the Merger Agreement.

        Pursuant to the Merger Agreement the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and pay for "tail" insurance policies prior to the Effective Time, which policies shall provide the Covered Persons with directors' and officers' liability insurance coverage of equivalent amount and on no less favorable terms to the Covered Persons than that provided by the Company's current directors' and officers' insurance for an aggregate period of at least six years. If the Company and the Surviving Corporation for any reason fail to obtain such "tail" insurance policies as of the Effective Time, Parent has agreed that it and the Surviving Corporation shall maintain and extend the existing directors and officers insurance of the Company as of the date of the Merger Agreement for a period of not less than six years after the Effective Time; provided that Parent may substitute policies of substantially equivalent coverage and amounts containing terms no less favorable to the Covered Persons than the existing directors' and officers' insurance. In no event, however, shall Parent or the Surviving Corporation be required to pay aggregate annual premiums for directors' and officers' liability insurance under this Section 6.5(e) in excess of 200% of the aggregate annual premiums paid by the Company in 2006 for such purpose.

The Offeror, its Executive Officers, Directors or Affiliates.

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Offeror or Parent relating to the Offer. There are not other material agreements, understandings and actual or potential conflicts of interest between the Company or its affiliates and the Offeror.

(a) The Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4 and 13 of the Offer to Purchase are incorporated in this Schedule by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

        The Merger Agreement governs the contractual rights between the Company, Parent and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company's or Parent's public reports filed with the Securities and Exchange Commission (the "SEC"). In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from those generally applicable to shareholders.

(b) Appointment of Directors

        The Merger Agreement provides that upon the first acceptance by Offeror of payment for any Shares tendered pursuant to the Offer (the "Acceptance Time"), and at all times thereafter, Parent will be entitled to designate a number of the Company's directors, rounded up to the next whole number, equal to the percentage of Shares beneficially owned by Parent, Offeror or any of their affiliates relative to the total number of outstanding Shares. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the appointment of the Parent's director designees to the MGI PHARMA Board. The MGI PHARMA Board, upon Parent's request following the Acceptance Time, and at all times thereafter, will cause the number of Parent's designees (rounded up to the next whole number) to constitute the same percentage as is on the MGI PHARMA Board of each committee of the MGI PHARMA Board to the extent permitted by applicable law and the rules of The NASDAQ Stock Market. However, prior to the Effective Time, the composition of the MGI PHARMA Board will need to comply with the independence requirements of Article VIII of the Company Charter (which requires that a majority of the persons comprising the MGI PHARMA Board shall at all times be persons who are not (i) employed by the Company or any corporation controlled by, controlling, or under common control with the Company, (ii) engaged in rendering consulting or professional services for compensation (other than by reason of their membership on the board of directors and other than as the Company's independent legal counsel) for the Company or any corporation controlled by, controlling, or under common control with the Company, or (iii) related to, or directly or indirectly controlled by, any person described in subpart (i) or (ii), provided, that for this purpose, "control" shall be defined to mean direct or indirect beneficial ownership of over 25% of the Company's voting stock) and any other applicable law. The Company also will be required to maintain at least the number of "independent directors," as defined by the Marketplace Rules of The NASDAQ Stock Market, as may be required by the Marketplace Rules of The NASDAQ Stock Market or federal securities laws, at least one of whom must be an "audit committee financial expert," as defined in Item 401(h) of Regulation S-K. The independent directors as of the date of the Merger Agreement who remain on the MGI PHARMA Board (together with their successors under certain circumstances) will be "Continuing Directors" for purposes of the Merger Agreement and will constitute a committee of the MGI PHARMA Board. After Parent's designees are elected or appointed to the MGI PHARMA Board and until the Effective Time, approval by a majority of the Continuing Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) exercise or waive any of the Company's rights under the Merger Agreement, or (iii) amend the Company Charter or Company Bylaws, in each case if such action adversely affects, or reasonably would be expected to adversely affect, the Company's shareholders, other than Parent or Offeror.

        The foregoing summary concerning representation on the MGI PHARMA Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

(c) The Confidentiality Agreement

        The following summary of the Confidentiality Agreement, dated as of September 27, 2007, as amended from time to time, between the Company and Parent (the "Confidentiality Agreement"), does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(5) to this Schedule and is incorporated in this Schedule by reference.

        In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into the Confidentiality Agreement. The Confidentiality Agreement is substantially similar to other confidentiality agreements that the Company entered into with other prospective acquirors of the Company. Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, Parent agreed, among other things, (a) to use such confidential information solely for the purpose of evaluating a transaction between the Company and Parent and, (b) for a period of one year from the date of the Confidentiality Agreement not to propose to the Company or any other person any transaction relating to the Company's securities or security holders unless the Company so requested or to acquire, advise or encourage any other person in acquiring, directly or indirectly, control of the Company or beneficial ownership of two percent or more of any of the Company's securities, businesses or assets (the "Standstill Restrictions"). The Standstill Restrictions (as well as the comparable provisions of the confidentiality agreements between the Company and other prospective acquirors) terminate upon certain circumstances, including the commencement of, or public announcement of an intention to commence, a tender offer to acquire beneficial ownership of more than 50% of the Shares. Parent also agreed not to employ or solicit for employment any Company employee, subject to certain exceptions, for a period of one year from the date of the agreement.

Item 4. The Solicitation or Recommendation.

Recommendation.

        The MGI PHARMA Board unanimously recommends that you accept the Offer and tender your Shares into the Offer. After careful consideration by the MGI PHARMA Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company's senior management, at a special meeting held on December 9, 2007, the MGI PHARMA Board, among other things, unanimously:

(i)
determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable and in the best interests of the Company and the shareholders of the Company;

(ii)
approved and taken all corporate actions required to be taken by the MGI PHARMA Board to authorize the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

(iii)
approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and

(iv)
recommended that the Company's shareholders accept the Offer, tender their Shares into the Offer and approve and adopt the Merger Agreement if required by the MBCA to approve and adopt the Merger Agreement.

        In particular, the MGI PHARMA Board believes that the Offer offers premium value to the Company's shareholders on an accelerated timetable, and is likely to be completed. A letter to the Company's shareholders communicating the MGI PHARMA Board's recommendation that the shareholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement is filed herewith as Exhibit (a)(2)(A) and is incorporated in this Schedule by reference in its entirety.

Background and Reasons for the Recommendation.

(a) Recommendation

        The MGI PHARMA Board unanimously recommends that you accept the Offer, tender your shares to the Offeror pursuant to the Offer, and approve the Merger and adopt the Merger Agreement if approval and adoption by the shareholders is required by the MBCA.

(b) Background and Reasons for the Recommendation

  Background of the Offer.

        As part of Parent's long-term strategic plans and with a view to continuing to expand its worldwide oncology business and U.S. operations and to mitigate the expected future impact of generic competition to its current products, most significantly Aricept®, its treatment for Alzheimer's disease, Parent has from time to time explored various strategic options potentially available to it. These options have included seeking out and evaluating strategic acquisition candidates, as well as establishing collaborative research and development efforts, particularly in the field of oncology, and organically expanding its U.S. infrastructure.

        Similarly, the MGI PHARMA Board (in this section, the MGI PHARMA Board is also referred to as the "board") regularly has reviewed and assessed the Company's business strategies and objectives and the various trends and conditions affecting the Company's business and the markets in which the Company operates, including considering various strategic alternatives that might be available to the Company, all with the goal of enhancing shareholder value. As part of this ongoing review and assessment, the MGI PHARMA Board has considered a range of opportunities, including acquisitions, joint ventures, strategic alliances and other strategic transactions and relationships, and the Company's senior management has met periodically with the Company's business partners, financial advisors and others to discuss trends and conditions in the market and to explore potential opportunities for strategic business relationships. These activities resulted in a number of important strategic developments for the Company, including its acquisitions of Guilford Pharmaceuticals Inc., and Zycos, Inc. and its strategic development transaction in 2007 with AkaRx, Inc. In addition, from time to time during the past several years, Parent and other third parties have contacted the Company to inquire whether the Company was willing to consider an acquisition proposal.

        In September 2005, the head of business development for Eisai US met with the head of business development for the Company to exchange information about the companies and, in particular, their oncology pipelines, and to explore potential collaborative ventures.

        In November 2005, representatives of Parent and Eisai US met with representatives of the Dealer Manager and JPMorgan Securities Japan Co., Ltd. (collectively, "JPMorgan") to discuss a potential retention of JPMorgan to act as Parent's advisor with respect to an analysis of and potential business combination with, or investment in, the Company.

        In January 2006, representatives of Parent and Eisai US met with Mr. Moulder and other representatives of the Company in San Francisco, California where Parent and the Company were participating in the JPMorgan Healthcare Conference. During these discussions, the representatives of each of the companies summarized their businesses, products and late-stage clinical pipelines and discussed potential co-promotion and co-development opportunities, particularly in the oncology field.

        In May 2006, after entering into a confidentiality agreement with respect to such discussions, representatives of Parent, Eisai US and the Company met at Eisai US's New Jersey headquarters to continue and further develop the discussions in January regarding potential collaborations between the Company and Parent. These discussions led to an initial meeting in Minneapolis, Minnesota in June 2006 between Haruo Naito, President and Chief Executive Officer of Parent, and Mr. Moulder. At that meeting, Mr. Naito suggested the possibility of a broader partnership between the companies, not just product-specific, co-development or co-promotional activities. Mr. Naito and Mr. Moulder agreed that a meeting of their respective research and development teams would be helpful in evaluating whether a broader partnership would make sense for each company.

        In August 2006, representatives of Parent, Eisai US and the Company, including senior personnel from each company's research and development teams, met at the offices of Eisai Research Institute in Andover, Massachusetts to share information concerning the organization of their research and development activities, the development of product candidates in their pipelines and potential commercial collaborations with respect to those product candidates.

        In August 2006, Parent retained JPMorgan as its financial advisor in connection with a possible transaction with the Company.

        In mid-September 2006, Parent met with representatives of its financial and legal advisors, JPMorgan and Sullivan & Cromwell LLP, respectively, in Tokyo to discuss Parent's interest in the Company and whether Parent's strategic goals could be better implemented through a business combination with the Company, rather than through collaborative efforts on individual product candidates.

        On September 25, 2006, Mr. Naito met with Mr. Moulder in New York and advised him that Parent wished to pursue a potential acquisition of the Company. Mr. Moulder indicated that he believed the price Mr. Naito suggested was below the price that the Company's shares could reach in the marketplace in the following 12 months, but that he would discuss Parent's expressed interest at the Company's regularly scheduled board meeting in November.

        At the Company's November 2006 board meeting, Mr. Moulder informed the board of Mr. Naito's acquisition proposal. The board concluded not to take any further action with respect to the proposal at the time.

        On November 16, 2006, Mr. Naito met with Mr. Moulder in Minneapolis, Minnesota, and discussed a potential acquisition transaction at a higher price than the one Parent previously had proposed. Mr. Moulder replied that the revised price that Mr. Naito mentioned still was below the price that he believed the MGI PHARMA Board would support.

        On December 20, 2006, Mr. Naito telephoned Mr. Moulder and congratulated him on the successful completion of two Phase III trials related to Aloxi®. Mr. Naito also advised Mr. Moulder that Parent continued to believe that the best alternative for Parent's and the Company's respective stakeholders would be a full integration of the two companies. Mr. Moulder indicated that the Company was doing well and that he believed the Company would continue to perform well in 2007 and looked forward to hearing from Mr. Naito in the new year.

        In late May 2007, Mr. Moulder met with Mr. Naito in Minneapolis, Minnesota. In the course of those discussions Mr. Moulder indicated that management of the Company was in the process of its annual strategic planning efforts and the Company was focused on efforts to execute its business plan and grow its platform and business. He indicated that the MGI PHARMA Board would continue to focus on value creation for the Company's shareholders, but that the board also would consider any proposals by Parent that were consistent with this objective.

        On June 2, 2007, Mr. Naito met with Mr. Moulder in Chicago, Illinois and presented an indicative offer of $33.00 per share in cash for MGI. This offer represented a 53% premium to the share price of $21.54 on June 1, 2007. Mr. Moulder advised Mr. Naito that due to the travel plans of the Chairman of the MGI PHARMA Board, he would be unable to respond until after the Chairman returned to the U.S. on June 14, 2007. Mr. Naito expressed Parent's interest in performing due diligence in the interim so that if the MGI PHARMA Board approved Parent's proposal, the parties could work together quickly to consummate a transaction. Mr. Moulder advised that he would need the board's approval before allowing such activities to commence. On the same day, after the in person discussions, Mr. Naito telephoned Mr. Moulder and asked whether a letter sent directly to the MGI PHARMA Board would accelerate the Company's consideration of Parent's proposal. Mr. Moulder responded that a formal letter would not be necessary and that he would be able to advise Mr. Naito of the decision of the MGI PHARMA Board with respect to Parent's offer promptly after June 14. On June 15, 2007, Mr. Moulder telephoned Mr. Naito and advised him that the MGI PHARMA Board would consider Parent's proposal at its next meeting.

        At a telephonic meeting of the MGI PHARMA Board held on June 18, 2007, at which a representative from Hogan & Hartson LLP, the Company's outside legal counsel, participated, Mr. Moulder updated the MGI PHARMA Board on Parent's desire to acquire the Company. The board then discussed the Company's business strategy and whether to hold further discussions with Parent and other potentially interested parties. As a result of this discussion, the MGI PHARMA Board agreed to engage an investment bank to assist in the evaluation of Parent's interest in the Company and other strategic alternatives available to the Company. The MGI PHARMA Board formed a Financial Advisor Selection Committee for the purpose of interviewing and retaining an investment bank for these purposes.

        At a telephonic meeting of the MGI PHARMA Board held on June 22, 2007, Hugh E. Miller, the Chairman of the MGI PHARMA Board, informed the board members that he and the other members of the Financial Advisor Selection Committee had met with various investment banking firms who were active in the biopharmaceutical industry and, after considering those firms, recommended that the Company retain Lehman Brothers Inc. as the Company's financial advisor. The MGI PHARMA Board authorized the engagement of Lehman Brothers. At this meeting, the board also discussed its response to Parent regarding Parent's interest in a potential business combination. The board decided that Mr. Moulder should communicate to Parent that the board was considering Parent's expression of interest, but intended to evaluate its strategic alternatives before deciding whether to engage in discussions with Parent concerning a possible acquisition transaction.

        Following the MGI PHARMA Board's meeting, management advised Lehman Brothers of its decision to engage Lehman Brothers as its financial advisor in connection with the board's review of strategic alternatives and, on July 6, 2007, the Company executed an engagement letter with Lehman Brothers. Shortly thereafter, Lehman Brothers began working with members of the Company's senior management to gather and assemble financial and other information regarding the Company to assist Lehman Brothers in its review of the Company and the strategic alternatives that were available to the Company.

        On July 20, 2007, the MGI PHARMA Board held a meeting at which representatives of Hogan & Hartson and Lehman Brothers were present. At the meeting, representatives of Lehman Brothers provided the board with their initial analysis of the Company's strategic plan and potential strategic alternatives available to the Company. The board members discussed the appropriate considerations and steps in the process of evaluating whether to consider an acquisition of the Company or other strategic alternatives, including continuing its business as an independent biopharmaceutical company. The board determined that it would convene another meeting after having additional time to consider the analysis provided by Lehman Brothers. Additionally, the board asked management and Lehman Brothers to refine their analysis of the Company as an independent company. Following the meeting, Mr. Moulder contacted Mr. Naito and indicated that the board had not reached a decision as to whether to proceed with discussions concerning a possible acquisition transaction.

        On August 16, 2007, the MGI PHARMA Board held a meeting to discuss further the Company's possible strategic alternatives. Representatives of Lehman Brothers and Hogan & Hartson participated in the meeting. Lehman Brothers reviewed with the MGI PHARMA Board the updated strategic analysis prepared by Lehman Brothers. Also at this meeting, Mr. Moulder provided the board with a presentation of the Company's strategic plan. The board then discussed the strategic alternatives available to the Company and agreed to make a final decision as to whether to contact third parties to assess their interest in a possible strategic transaction with the Company at its regularly scheduled meeting in September. On August 17, 2007, Mr. Moulder telephoned Mr. Naito and indicated that the MGI PHARMA Board was moving forward with the process and expected to make its final decision following Labor Day, but that the board was not prepared to proceed with discussions with Parent on an exclusive basis. Mr. Moulder assured Mr. Naito that, if the process moved forward after Labor Day, Parent would be invited to participate in the process.

        At a meeting of the MGI PHARMA Board on September 11, 2007, at which representatives of Lehman Brothers and Hogan & Hartson participated by teleconference, representatives of Lehman Brothers presented information to the board on the Company's strategic alternatives and provided the board with a proposed list of prospective strategic buyers who could be contacted regarding their potential interest in an acquisition of the Company. Following the presentation by representatives of Lehman Brothers, Mr. Moulder reviewed for the board the process recommended by Lehman Brothers, which was designed to maximize the value of the Company to the Company's shareholders. While the MGI PHARMA Board remained confident in the value inherent in the Company's business plan, the board determined that it would be prudent and in the best interests of the Company and its shareholders to consider strategic alternatives and decided that this process would permit the board to make an informed decision regarding the best alternative available to the Company. The board authorized members of senior management to enter into confidentiality and standstill agreements with potential buyers and to conduct, with the assistance of Lehman Brothers, presentations to prospective buyers regarding the business and operations of the Company. To avoid potential disruption to the Company's business that could be caused by the proposed information gathering process, the Company determined that it would be in the Company's best interests to conduct the process on a confidential basis.

        On September 11, 2007, representatives of Lehman Brothers telephoned representatives of JPMorgan and advised them that the Company was seeking indicative offers based on publicly available information from bidders on October 19, 2007, and that due diligence materials would be made available for selected bidders thereafter. Lehman Brothers also indicated that Parent's preliminary valuation indication of $33.00 per share was below the level that the MGI PHARMA Board would require for any change in control transaction, but was at a level where the MGI PHARMA Board would commence exploration of its strategic alternatives.

        Commencing on September 11, 2007 following the board meeting, representatives of Lehman Brothers contacted approximately 18 potential strategic buyers to solicit preliminary indications of interest. The Company executed confidentiality and standstill agreements with eight potential buyers, including Parent. From September 27, 2007 through October 5, 2007, the Company conducted management presentations at the New York offices of Hogan & Hartson for eight of the potential buyers who had executed confidentiality and standstill agreements, including a formal presentation to Parent on September 27, 2007. Prior to that meeting, Parent and the Company executed the Confidentiality Agreement. In addition, during the evening of September 27, 2007, Mr. Moulder and Mr. Naito met for dinner. At the dinner, Mr. Naito discussed with Mr. Moulder Parent's desire to acquire the Company and his preliminary views on the manner in which the Company would become an integral part of Parent's oncology and acute care strategy.

        Following the management presentations, Lehman Brothers received preliminary indications of interest from potential buyers, including Parent. Lehman Brothers also was contacted by several other parties who had not initially been contacted by Lehman Brothers, but who indicated that they would be interested in evaluating a possible transaction involving the Company. At a telephonic meeting of the MGI PHARMA Board held on October 22, 2007, at which representatives of Lehman Brothers and Hogan & Hartson participated, Lehman Brothers summarized for the board the status of the discussions prior to the meeting and noted that additional responses were expected to be received on the following day. The board determined that it would reconvene on October 24, 2007, to discuss the Company's alternatives after all indications of interest from potential buyers had been received. The MGI PHARMA Board also directed the representatives of Lehman Brothers to respond to the unsolicited inquiries that Lehman Brothers had received by indicating that the board would be willing to consider the interest expressed by those parties.

        At the telephonic meeting of the MGI PHARMA Board on October 24, 2007, at which representatives of Lehman Brothers and Hogan & Hartson participated, the board reviewed all proposals that had been submitted to the Company.

        On October 19, 2007, Parent provided Lehman with a written indicative offer of $37.00 in cash for each share of the Company, subject to further due diligence. The Company also received a written indicative offer of $40.00 per Share from another bidder, which was also subject to further due diligence. We refer to that other bidder as Company B. On October 24, 2007, Parent commenced due diligence.

        From October 23, 2007 through December 4, 2007, further meetings between management of the Company and the bidders were held, on-line and physical data rooms were made available to the bidders, and the Company responded to numerous questions and inquiries from the bidders regarding its business. During this time, representatives of the Company and Parent met on several occasions, including an in-person diligence meeting on November 19, 2007. Members of the Company's senior management also met with representatives of Company B on several occasions, including in person for diligence meetings on November 14, 15, 20 and 27, 2007, and for on-site facilities visits at various offices of the Company on November 27, 28 and 29, 2007.

        On November 12, 2007, Lehman Brothers transmitted to each of the bidders a procedure letter inviting them to submit definitive written proposals by 5:00 p.m., New York time, on December 5, 2007. The letter instructed each bidder to include in its definitive written proposal a price per share for the acquisition of all outstanding Shares, comments to the previously distributed merger agreement and a draft of a merger agreement the bidders would be willing to execute, and a commitment letter for any financing that would be necessary for the bidder to complete the acquisition.

        On November 28, 2007, the Company was informed that a business news source had published an on-line article commenting on rumors about a confidential acquisition process relating to the Company. In response, in the morning of November 29, 2007, the Company issued a press release stating that the Company was evaluating strategic alternatives and that Lehman Brothers had been retained as the Company's financial advisor to assist the Company in this evaluation.

        On December 5, 2007, Parent provided the Company's financial advisor with its offer of $41.00 in cash for each of the Company's outstanding Shares, together with a financing commitment letter signed by JPMorgan Chase Bank, N.A. and a markup of the draft merger agreement previously distributed by the Company to prospective purchasers of the Company providing for the commencement of a tender offer by Parent for the Company's outstanding Shares followed by a merger of a subsidiary of Parent with and into the Company in which holders of the Company's outstanding Shares would receive the same consideration as was to be paid in the tender offer. In addition, Parent advised the Company that if it was selected as the winning bidder, Parent wished to commence discussions of retention agreements with key Company employees.

        At a telephonic meeting of the MGI PHARMA Board held on December 6, 2007, at which representatives of Lehman Brothers and Hogan & Hartson participated, the board discussed the final proposal submitted by Parent, the discussions between Lehman Brothers and Company B as part of the final bid process and the fact that Company B declined to submit a final bid advising Lehman Brothers that a combination with the Company was not the right strategic fit for Company B, and contacts that Lehman Brothers had received from other third parties inquiring about the Company as a result of the press release that had been issued by the Company on November 29, 2007. At this meeting, the board formed a special committee consisting of those directors who met the independence requirements of certain provisions of the MBCA (the "Special Committee"). The Special Committee was given the authority to, among other things, evaluate and consider the proposal submitted by Parent and recommend to the full MGI PHARMA Board the advisability of the transaction and take any other action in connection with the transaction as the Special Committee determined was necessary or appropriate. The MGI PHARMA Board then adjourned its meeting after authorizing management, Lehman Brothers and Hogan & Hartson to discuss Parent's bid and negotiate such changes in the terms of the proposal as management and the Company's advisors believed were in the best interests of the Company.

        Following the board meeting on December 6, 2007, Lehman Brothers contacted JPMorgan and requested a revised proposal by the end of business. Lehman Brothers indicated that to the extent Parent did not offer its best and final price for the Company, it should do so. In addition, Lehman Brothers and Hogan & Hartson telephoned Parent's financial and legal advisors to discuss certain issues raised by Parent's markup of the draft merger agreement and the commitment letter, including the size of the termination fee that the Company would have to pay Parent in the event that the MGI PHARMA Board exercised their fiduciary duties to terminate the Merger Agreement to accept a superior proposal, the time that Parent would have to match a potential superior proposal, the level of efforts that Parent would commit to resolve any regulatory issues and the types of events that would allow Parent not to consummate the tender offer. The Company's advisors also indicated that while general discussions concerning retention agreements could proceed once the issues that the Company had raised were adequately addressed, the Company did not anticipate that retention agreements would be executed prior to signing a merger agreement. During the afternoon and evening of December 6,

2007, Parent and its financial and legal advisors negotiated with the Company's financial and legal advisors. In these discussions, Parent offered to reduce the termination fee from 3.65% of the equity value of the Company plus documented out-of-pocket expenses to 3.3% of the equity value and to reduce the match period from five business days to three business days and to 48 hours with respect to revised proposals and agreed to a certain level of divestitures if required by antitrust authorities. Parent did not alter its $41.00 per Share offer price.

        In the course of continuing discussions between the Company's and Parent's respective financial and legal advisors, in the morning of December 7, 2007, Parent agreed to eliminate certain actions with respect to third parties that could be deemed a "material adverse effect" or taken into account in determining whether a "material adverse effect" had occurred. Based on these discussions, the parties instructed their financial and legal advisors to meet later in the day on December 7 in New York to seek to conclude an agreement before the opening of business in New York on Monday, December 10, 2007.

        From December 7, 2007 and until December 10, Parent and its legal advisors continued to negotiate the terms of the Merger Agreement with the Company and its legal advisors, including the situations in which the termination fee would be paid and the timing of such payments, the situations in which the MGI PHARMA Board's recommendation in favor of a merger with Parent could be changed and the Company's representations, warranties and interim operating covenants.

        On December 9, 2007, the MGI PHARMA Board and representatives of Lehman Brothers and Hogan & Hartson met to review Parent's final proposal based on the negotiations of the parties since Parent had submitted its bid. At the meeting, representatives of Lehman Brothers reported on their discussions with Parent and its financial advisors regarding the final proposal. They reviewed with the board the process in which the Company had engaged from the time that Lehman Brothers was retained by the Company, the discussions between Lehman Brothers and parties who had participated in the process and the results of that process, and the terms of the financing commitment that Parent had obtained from JPMorgan Chase Bank, N.A., as well as the other conditions to Parent's final proposal, including Parent's insistence that the termination fee not be lower than $129 million (or approximately 3.3% of the equity value of the Company based on Parent's offer price). At this meeting, representatives of Hogan & Hartson reviewed the terms of the Merger Agreement as it had been negotiated with Parent and its advisors. Following the review of the terms of the Merger Agreement by Hogan & Hartson, a representative of Lehman Brothers reviewed with the board Lehman Brothers' financial analysis of the proposed transaction and delivered orally to the MGI PHARMA Board its opinion, subsequently confirmed in writing, that, as of the date of the board meeting and based upon and subject to the factors and assumptions discussed with the board, from a financial point of view, the $41.00 per Share in cash to be received by Company's shareholders in the Offer and the Merger was fair to such shareholders. The MGI PHARMA Board then recessed to give the Compensation Committee and the Special Committee an opportunity to meet separately with representatives of Lehman Brothers and Hogan & Hartson. Mr. Moulder and Mr. Mitchell, the two members of the MGI PHARMA Board who were not members of the Special Committee, left the meeting.

        A meeting of the Compensation Committee of the MGI PHARMA Board was convened to review and consider the effect of the proposed transaction on various equity incentive arrangements of the Company. The Compensation Committee reviewed the actions it previously had taken regarding certain termination agreements in place between the Company and certain of its employees, approved certain employment compensation, severance and other employee benefit arrangements that previously had been approved and implemented separate from the Company's review of strategic alternatives and approved the level of payouts for 2007 under the Company's incentive compensation plans, subject to the approval of the Special Committee of the proposed transaction with Parent. Following these actions, the Compensation Committee meeting was adjourned.

        A meeting of the Special Committee followed, and at that meeting the Special Committee members reviewed, with the assistance of representatives of Lehman Brothers and Hogan & Hartson, the terms and of the Merger Agreement and the financial analysis discussed during the meeting of the full MGI PHARMA Board. After this discussion and questions by the members of the Special Committee to representatives of Hogan & Hartson and Lehman Brothers, the Special Committee unanimously adopted resolutions stating that the transactions contemplated by the Offer, the Top-Up Option (as defined below), the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement were fair and advisable and in the best interests of the Company and its shareholders, approving the Offer, the Top-Up Option, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that the MGI PHARMA Board approve the same. Following these actions, the Special Committee meeting was adjourned.

        Following the adjournment of the Special Committee meeting, the full MGI PHARMA Board reconvened. Mr. Miller, as a representative of the Special Committee and as Chairman of the Board, reported to the board the recommendation of the Special Committee that the MGI PHARMA Board approve the Offer, the Top-Up Option, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Mr. Ferrara, as chairman of the Compensation Committee, reported to the board the actions of the Compensation Committee with respect to various compensation-related matters. Following further discussion among the members of the board, the MGI PHARMA Board unanimously approved the Merger Agreement, authorized the execution, delivery and performance of, and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, and the Merger, and resolved to recommend that the shareholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement. Following this approval, the MGI PHARMA Board directed management and the Company's advisors to finalize the Merger Agreement and directed management to execute the Merger Agreement on behalf of the Company. The MGI PHARMA Board then adjourned its meeting.

        Following the completion of the MGI PHARMA Board's meeting, a representative of Hogan & Hartson contacted a representative of Sullivan & Cromwell to confirm the actions that the board had taken. Following the completion of the Company's board meeting, representatives of Parent and its legal advisors and the Company and its legal advisors finalized the terms of the definitive Merger Agreement.

        A public announcement concerning the execution of the definitive Merger Agreement was made shortly after the signing of the agreement on December 10, 2007, prior to the opening of U.S. stock markets.

  Reasons for the Recommendation.

        At a special meeting of the MGI PHARMA Board on December 9, 2007, the MGI PHARMA Board approved the Merger Agreement, and determined to recommend the transactions contemplated in the Merger Agreement (that is, the Offer and the Merger) to the Company's shareholders. In evaluating the Offer and the Merger, the MGI PHARMA Board consulted with the Company's senior management and legal and financial advisors and, in reaching its decision to recommend that the Company's shareholders accept the Offer, tender their Shares to Offeror pursuant to the Offer, approve the Merger and adopt the Merger Agreement, if approval of the Merger and adoption by the Company's shareholders is required by applicable law in order to consummate the Merger, the MGI PHARMA Board considered a number of factors, including the following:

  •
  the MGI PHARMA Board's knowledge of the Company's business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company's shareholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

  •
  the terms and conditions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations and the facts that (1) the Merger Agreement did not contain a financing condition, (2) the conditions to the Offer are specific and limited, and not within the control or discretion of Parent or Offeror and, in the MGI PHARMA Board's judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $129 million termination fee, and its belief that such termination fee was reasonable under the circumstances;

  •
  the $41.00 per share to be paid in cash for each Share in the Offer and the Merger, which represents a 38.7% premium over the closing price per Share on November 28, 2007, the last business day before the Company announced that it was exploring strategic alternatives, and a 37.0% premium over the average closing price per Share during the three-month period ending December 7, 2007;

  •
  the fact that the Offer and the Merger were arrived at after a sale process and negotiations with Parent during which a total of 18 prospective buyers were contacted by Lehman Brothers on behalf of the Company and several other prospective acquirors had contacted Lehman Brothers to discuss the Company and a sale process;

  •
  the MGI PHARMA Board's familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of the Company, as well as the risks involved in achieving those prospects, the nature of the pharmaceutical industry, the competition for the Company's products, industry trends, legislative risks, risks inherent in the development and marketing of pharmaceutical products and economic and market conditions, both on an historical and on a prospective basis;

  •
  the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value and liquidity of such cash consideration;

  •
  the two-step structure of the transaction, which would allow shareholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second-step Merger in which shareholders who have not tendered their Shares in the Offer will receive the same cash Offer Price paid in the Offer;

  •
  the fact that the Merger Agreement provides that, under certain circumstances, Offeror would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates;

  •
  the financial analyses of Lehman Brothers presented to the MGI PHARMA Board during the sale process and, in particular, at its meeting on December 9, 2007, and Lehman Brothers' opinion to the MGI PHARMA Board delivered orally to the MGI PHARMA Board on December 9, 2007, and subsequently confirmed in writing as of December 10, 2007, to the effect that, as of its date, and based upon and subject to the factors and assumptions set forth in the written opinion, from a financial point of view, the $41.00 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair to such holders. The full text of the written opinion of Lehman Brothers, dated December 10, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex II to this Schedule and is incorporated in this Schedule by reference;

  •
  the MGI PHARMA Board's expectations concerning the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion;

  •
  the expected absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger or cause either party to exercise its rights to terminate the Merger Agreement, as well as the efforts required by the parties in the Merger Agreement to obtain such approvals;

  •
  the availability of statutory dissenters' rights under Minnesota law in the second-step Merger for shareholders who do not tender their Shares in the Offer and do not vote their Shares in favor of approval of the Merger and adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Minnesota law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other shareholders of the Company will be able to receive the Offer Price for their Shares in the Offer and the Merger; and.

  •
  the fact that Parent and Offeror have firmly committed financing from a reputable financing source for both the Offer and the Merger, and the efforts that Parent is required to make under the Merger Agreement to obtain the proceeds of the financing on the terms and conditions described in the financing commitment letters.

        The MGI PHARMA Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

  •
  the possibility that, although the transaction provides the Company's shareholders with the opportunity to realize a substantial premium over the average price at which the Shares have traded during the prior 12 months, particularly before the announcement that the Company was pursuing strategic alternatives, the price of the Shares could potentially have increased in the future to a price greater than $41.00 per share, and current shareholders would not capture the benefit from this future upside growth;

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated and the effect of public announcement of the Merger Agreement on the sales and operating results of the Company and its ability to attract and retain key management and other personnel;

  •
  the fact that an all cash transaction will be taxable to the Company's shareholders for U.S. federal income tax purposes;

  •
  the fact that the Company's shareholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

  •
  the restrictions that the Merger Agreement imposes on soliciting competing proposals;

  •
  the fact that the Company must pay Parent a termination fee of $129 million if the Company terminates the Merger Agreement in connection with a Superior Proposal (as defined in the Merger Agreement) or following termination of the Merger Agreement under certain other circumstances;

  •
  the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company's business prior to the completion of the transaction contemplated by the Merger Agreement; and

  •
  the fact that the Company's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company's other shareholders.

        The MGI PHARMA Board concluded that, on balance, the potential benefits of the Offer and the Merger to the MGI PHARMA shareholders outweighed the risks of the Offer and the Merger.

        The foregoing discussion of information and factors considered by the MGI PHARMA Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the MGI PHARMA Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the MGI PHARMA Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at its recommendation, the MGI PHARMA Board was aware of the interests of executive officers and directors of the Company as described under "Past Contracts, Transactions, Negotiations and Agreements—The Subject Company, its Executive Officers, Directors or Affiliates" in Item 3 above.

(c) Intent to Tender

        To the best of the Company's knowledge, after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Opinion of MGI PHARMA's Financial Advisor.

        In July 2007, the MGI PHARMA Board engaged Lehman Brothers Inc. ("Lehman Brothers") to act as its financial advisor with respect to the Company's evaluation of strategic alternatives. The terms of this engagement were subsequently amended on December 9, 2007. On December 9, 2007, Lehman Brothers rendered its oral opinion (subsequently confirmed in writing) to the MGI PHARMA Board that, as of such date, based upon and subject to the matters stated in its opinion, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Offer and the Merger is fair to such shareholders.

        The full text of Lehman Brothers' written opinion, dated December 10, 2007, is attached as Annex I to this Schedule. We encourage our shareholders to read Lehman Brothers' opinion carefully in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers' opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. Lehman Brothers' opinion is not intended to be, and does not constitute, advice or a recommendation to any shareholder as to whether or not such shareholder should tender Shares pursuant to the Offer or how such shareholder should vote or act with respect to the Merger.

        Lehman Brothers' advisory services and opinion were provided for the information and assistance of the MGI PHARMA Board in connection with its consideration of the Offer and the Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Shares pursuant to the Offer or how such shareholder should vote or any other actions such shareholder should take in connection with the Merger. Lehman Brothers was not requested to opine as to, and Lehman Brothers' opinion does not address, the Company's underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed, among other things:

  •
  the Merger Agreement and the specific terms of the Offer and the Merger;

  •
  publicly available information concerning the Company that Lehman Brothers believed to be relevant to its analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

  •
  financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman Brothers by the Company, including financial projections prepared by management;

  •
  a trading history of the Company's common stock from November 30, 2006 through November 30, 2007, and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

  •
  publicly available third party research estimates with respect to the future financial performance of the Company;

  •
  a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant;

  •
  a comparison of the financial terms of the Offer and the Merger with those of certain other transactions that Lehman Brothers deemed relevant; and

  •
  the results of Lehman Brothers' efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company.

        In addition, Lehman Brothers had discussions with the Company's management concerning MGI PHARMA's business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied on the accuracy and completeness of the financial and other information used by Lehman Brothers without any independent verification of such information and further relied on the assurances of management that they were not aware of any facts or circumstances that would make such information provided by the Company inaccurate or misleading. With respect to the financial projections of the Company, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management as to the future financial performance of the Company. However, for purposes of its analysis, Lehman Brothers also considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of the Company. Lehman Brothers discussed these adjusted projections with management and they agreed with the appropriateness of the use of such adjusted projections by Lehman Brothers in performing its analysis and upon the advice of MGI PHARMA, Lehman Brothers relied upon such projections in arriving at its opinion. In addition, in arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the Company's properties and facilities and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Lehman Brothers' opinion was necessarily based on market, economic and other conditions as they existed on, and could be evaluated as of, December 10, 2007. The MGI PHARMA Board imposed no limitations on Lehman Brothers with respect to the scope of the investigations made or procedures followed in rendering Lehman Brothers' opinion.

        Although the unadjusted financial projections were provided to Parent and other interested parties in connection with the Company's consideration of strategic alternatives, the Company did not share the risk adjusted financial projections with Parent or any other prospective purchaser and advised

Parent and other prospective purchasers that they should make their own assumptions as to the appropriate risk weightings in respect of the future prospects of the Company's drug candidates.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the MGI PHARMA Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers' opinion.

  Comparable Company Analysis.

        In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers, based on its experience with companies in the biopharmaceutical industry, reviewed and compared specific financial and operating data relating to the Company with selected companies that Lehman Brothers deemed comparable to the Company, consisting of Cephalon, Inc., Amylin Pharmaceuticals, Inc., Millennium Pharmaceuticals Inc., ImClone Systems, Inc., Endo Pharmaceuticals, Inc., OSI Pharmaceuticals, United Therapeutics, Inc., PDL BioPharma, Inc., Medicis Pharma, Cubist Pharmaceuticals, Valeant Pharmaceuticals International, Medicines Company and ViroPharma, Inc.

        As part of its selected company analysis, Lehman Brothers calculated and analyzed the Company's and each selected company's ratio of current stock price to projected earnings per share (commonly referred to as a price earnings ratio, or P/E), and compared them to the Company's estimated 2007, 2008 and 2009 P/E ratios. Lehman Brothers also calculated and analyzed various financial multiples, including the Company's and each selected company's enterprise value to certain historical financial criteria (such as revenue and earnings before interest and taxes (or, EBIT). The enterprise value of each company was obtained by adding its short and long term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including First Call/I/B/E/S International, Inc. estimates for earnings per share) and closing prices, as of November 30, 2007 (November 28, 2007 in the case of the Company, as it was the last trading day before the Company's announcement that it had retained Lehman Brothers to explore strategic alternatives). The following table presents the results of this analysis:

	Enterprise Value / Revenues			Price / earnings ratio
	2007	2008	2009	2007	2008	2009
Mean of Selected Comparable Companies	4.58x	3.97x	3.40x	23.2x	19.8x	19.3x
MGI PHARMA as of November 28, 2007	6.42x	4.92x	3.79x	50.1x	29.5x	21.0x
MGI PHARMA at Offer based on Independent Research	9.16x	7.02.x	5.41x	69.5x	41.0x	29.1x

        Lehman Brothers selected the companies above because their businesses and operating profiles are reasonably similar to that of the Company. However, because of the inherent differences between the business, operations and prospects of the Company and the businesses, operations and prospects of the selected comparable companies no selected comparable company is exactly the same as the Company. Therefore, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the companies included in the selected comparable company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected company analysis.

  Precedent Transaction Analysis.

        Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and financial multiples paid in 11 acquisitions of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed relevant to arriving at its opinion. Lehman Brothers chose the transactions used in the selected comparable transaction analysis based on the similarity of the target companies in the transactions to the Company in the size, mix, margins and other characteristics of their businesses. As part of its analysis, Lehman Brothers reviewed the following transactions:

Date Announced	Acquiror	Target
November 19, 2007	GlaxoSmithKline plc	Reliant Pharmaceutical
November 18, 2007	Celgene	Pharmion, Inc.
March 12, 2007	Schering-Plough	Organon Biosciences
November 6, 2006	Abbott Laboratories	Kos Pharmaceuticals
September 21, 2006	Merck KgaA	Serono
April 3, 2006	Novartis	Chiron
March 23, 2006	Bayer AG	Schering AG
April 21, 2005	Shire plc	Transkaryotic
June 23, 2003	IDEC Pharmaceuticals	Biogen, Inc.
December 6, 2001	Millennium Pharmaceuticals Inc.	COR Therapeutics, Inc.
March 27, 2001	Johnson & Johnson	Alza

  Transaction Premium Analysis.

        Lehman Brothers reviewed the premiums paid in the same 11 acquisitions of companies that Lehman Brothers used for its precedent transaction analysis. Lehman Brothers calculated the premium per share paid by the acquiror compared to the share prices of the target company prevailing one day, one month, three months, six months and one year prior to the announcement of the respective merger transactions. The same analysis was conducted for the Company using the closing price of MGI PHARMA common stock on November 28, 2007, the last trading day before the Company's announcement that it had retained Lehman Brothers to explore strategic alternatives. The following table presents the results of this analysis:

	1-Day Premium	1-Month Premium	3-Month Premium	6-Month Premium	1-Year Premium
Mean of Selected Precedent Transactions	36.3%	39.0%	43.4%	34.6%	50.1%
Median of Selected Precedent Transactions	31.7%	39.1%	42.7%	26.5%	34.4%
MGI PHARMA at Offer	38.7%	24.2%	73.2%	91.8%	116.1%

  Discounted Cash Flow Analysis.

        A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Lehman Brothers performed a discounted cash flow analysis for MGI PHARMA by adding (1) the present value of the Company's projected after-tax unlevered free cash flows for fiscal years 2008 through 2020 based on the projections provided by management to (2) the present value of the "terminal value" of the Company as of 2020. Before conducting the discounted cash flow analysis, Lehman Brothers adjusted the management projections using probability weightings for the products in the Company's pipeline by applying a risk adjustment methodology generally used in the biopharmaceutical industry.

        "Terminal value" refers to the value of all future cash flows from an asset at a particular point in time. Lehman Brothers calculated the terminal value by multiplying the projected free cash flow in 2021 and dividing it by the weighted average cost of capital less a range of terminal growth rates of 2.0% to 4.0%. Lehman Brothers selected this range based on the perpetual growth rates used in discounted cash flow analyses of similar biopharmaceutical companies, as disclosed in public filings.

        In connection with its engagement as financial advisor to the Company, management provided Lehman Brothers with financial projections regarding the future financial performance of the Company. These projections, which were not otherwise publicly available, were based on the assumption that each of the Company's current drug candidates that are in various stages of clinical trials ultimately are approved by the U.S. Food and Drug Administration, without delay, for human use following the conclusion of the pending clinical trials and any subsequent trials that are anticipated by the Company.

        As indicated above, in connection with its financial analysis of the Company, Lehman Brothers discussed with the Company certain adjustments to the Company's projections based on risk adjustments and probability weightings generally used by analysts and others in the biopharmaceutical industry. The purpose of these adjustments was to take into account, among other things, the risk that some of the Company's drug candidates might not achieve the results hoped for by the Company in its current or future clinical trials, might not be approved by the U.S. Food and Drug Administration for human use or such approval might be delayed, or might not be approved for the uses and with the labeling that the Company was seeking.

        The following table presents a forecast of the Company's revenues and earnings before interest and taxes through 2012 as provided by the Company to Lehman Brothers on an unadjusted basis and the adjusted forecast used by Lehman Brothers for these years in connection with its discounted cash flow analysis.

($ in millions)	2007	2008	2009	2010	2011	2012
Revenues	$400	$608	$980	$1,350	$1,625	$1,944
Revenues (Adjusted)	$400	$608	$980	$1,350	$1,614	$1,875
EBIT	$(18)	$86	$205	$85	$394	$553
EBIT (Adjusted)	$(18)	$86	$224	$10	$400	$520

        Additional information provided to and reviewed with Lehman Brothers for purposes of its analysis with respect to the period from 2013 through 2020 is not shown in the chart above, but was prepared in a manner consistent with the foregoing methodology. In light of the fact that the revenues and earnings before interest and taxes during the period from 2013 through 2020 are subject to significantly greater risk associated with approval of the Company's current drug candidates, some of which are only in early clinical trials, the disparity between the unadjusted management projections and the adjusted projections used by Lehman Brothers in rendering its fairness opinion for the period from 2013 through 2020 was greater in the later years.

        Lehman Brothers discounted the probability-weighted, unlevered free cash flow streams and the estimated terminal value to a present value at a range of discount rates from 12.0% to 14.0% and terminal growth rates of 2.0% to 4.0%. The discount rates utilized in this analysis were chosen by Lehman Brothers based on its expertise and experience with the biopharmaceutical industry and also on an analysis of the weighted average cost of capital of the Company and other comparable companies. Lehman Brothers calculated per share equity values by first determining a range of enterprise values of the Company by adding the present values of the after-tax unlevered free cash flows and terminal values for each terminal multiple and discount rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash) of the Company, and dividing those amounts by the number of fully diluted shares of the Company.

        Based on the projections and assumptions set forth above, the discounted cash flow analysis of the Company using probability weightings generally and customarily used in the pharmaceutical industry yielded an implied valuation range of MGI PHARMA common stock of $29.16 to $39.04 per share. Using the same projections and assumptions with more aggressive probability weightings for success yielded an implied valuation range of MGI PHARMA common stock of $34.93 to $48.52. As indicated above, however, for purposes of its fairness opinion, upon advice of the Company, Lehman Brothers relied on the risk adjusted financial forecast which incorporated the probability weightings generally and customarily used in the pharmaceutical industry (which yielded an implied valuation range of between $29.16 to $39.04). Lehman Brothers noted that the price of MGI PHARMA common stock as of November 28, 2007, the last trading day before the Company's announcement that it had retained Lehman Brothers to explore strategic alternatives, was 29.44 per share, which was within the per share equity valuation range implied by the foregoing analysis.

  General.

        In connection with the review of the Offer and the Merger by the MGI PHARMA Board, Lehman Brothers performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Lehman Brothers believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Lehman Brothers may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Lehman Brothers' view of the actual value of the Company. The issuance of Lehman Brothers opinion was approved by Lehman Brothers' fairness opinion committee.

        In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry risks associated with industry performance, general business and economic conditions and other matters, many of which are beyond MGI PHARMA's control. Any estimates contained in Lehman Brothers' analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Lehman Brothers' analysis of the fairness from a financial point of view to MGI PHARMA's shareholders and were prepared in connection with the delivery by Lehman Brothers of its opinion, dated December 10, 2007, to the MGI PHARMA Board. The analyses do not purport to be appraisals or to reflect the prices at which shares of MGI PHARMA common stock might trade following announcement of the Offer.

        The terms of the Offer and the Merger were determined through arm's length negotiations between the Company and Parent and were unanimously approved by the MGI PHARMA Board. Lehman Brothers did not recommend any specific amount or form of consideration to the Company or that any specific amount or form of consideration constituted the only appropriate consideration for the Offer and the Merger. Lehman Brothers' opinion was provided to the MGI PHARMA Board to assist it in its consideration of the Offer and the Merger. Lehman Brothers' opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any shareholder as to whether or not such shareholder should tender securities pursuant to the Offer or how such shareholder should vote or act with respect to the Merger. Lehman Brothers' opinion does not address the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Merger Agreement, or any class of such persons, relative to the consideration to be offered to the shareholders of the Company in the Offer or the Merger. Lehman Brothers' opinion was one of the many factors taken into consideration by the MGI PHARMA Board in making its unanimous determination to recommend the Offer and to approve the Offer and the Merger. Lehman Brothers' analyses summarized above should not be viewed as determinative of the opinion of the MGI PHARMA Board with respect to the value of the Company or whether the MGI PHARMA Board would have been willing to agree to a different amount or form of consideration.

        Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The MGI PHARMA Board selected Lehman Brothers because of its expertise, reputation and familiarity with the Company and the biopharmaceutical industry generally and because its investment banking professionals have substantial experience in comparable transactions.

        As compensation for its services in connection with the Offer and the Merger, the Company has agreed to pay Lehman Brothers a financial advisory fee of approximately $27.5 million, $2.0 million of which became payable on Lehman Brothers' rendering of its opinion to the MGI PHARMA Board and the balance of which is contingent on the completion of the Offer. In addition, the Company has agreed to reimburse Lehman Brothers for a portion of its reasonable out-of-pocket expenses incurred in connection with the Offer and the Merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion. Lehman Brothers expects to perform various investment banking and financial services for the Company and Parent in the future and expects to receive customary fees for such services.

        In the ordinary course of its business, Lehman Brothers actively trades in the debt and equity securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        The foregoing summary of the relationship between the Company and Lehman Brothers is not intended to be complete and exhaustive and such summary and description is qualified in its entirety by reference to the written opinion of Lehman Brothers attached as Annex II to this Schedule and incorporated in this Schedule by reference.

        The Company does not as a matter of course make public financial projections of the nature included above, and the projections provided to Lehman Brothers are included in this Schedule solely because such information was provided to Lehman Brothers in connection with its engagement. These projections were not prepared (1) with a view toward public disclosure, (2) in compliance with any regulations or guidelines promulgated by the SEC or the American Institute of Certified Public Accountants relating to the presentation of prospective financial information or (3) in accordance with U.S. generally accepted accounting principles (GAAP). The Company's independent registered public accounting firm has not examined or compiled any of the financial projections and has not expressed any conclusion or provided any form of assurance with respect to the projections. The Company's projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and are based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. Accordingly, there can be no assurance, and no representation or warranty is or has been made by the Company, or any of its representatives, including Lehman Brothers, that the projected results will be realized or that actual results will not vary materially from those described above. The projections are forward looking in nature and inherently subject to significant uncertainties and contingencies, including industry performance, general business and economic conditions, currency exchange rates, customer requirements, competition, adverse changes in applicable laws, regulations or rules governing environmental, tax and accounting matters, and other risks described in the Company's Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2006, its reports on Form 10-Q for the first, second and third quarters of 2007 and other documents filed with the SEC. In addition, the projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company or anyone who received this information, including Lehman Brothers, then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. Neither the Company nor Lehman Brothers assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above. The Company does not intend to, and specifically disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term). The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company's products and services pending the consummation of the Offer and the Merger or the clarification of our intentions with respect to the conduct of the Company's business thereafter. Any such delay or cancellation of customer sales is likely to affect adversely the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. Holders of Shares are cautioned not to place undue reliance on the projections.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

        During the 60 days prior to the date of this Schedule, no transactions in the Company's Common Stock have been effected by the Company, or to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

        During the 60 days prior to the date of this Schedule, no Options were granted to any executive officer, director, affiliate or subsidiary of the Company.

        During the 60 days prior to the date of this Schedule and in the ordinary course, the Company has issued Shares to holders of Options upon the exercise of such Options by the holders thereof.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Company's securities by the Company or any other person.

        Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the MGI PHARMA Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Section 14(f) Information Statement.

        The Information Statement attached as Annex I to this Schedule is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the MGI PHARMA Board, other than at a meeting of the Company's shareholders as described in Item 3 above and in the Information Statement, and is incorporated in this Schedule by reference.

Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company granted Offeror an irrevocable option (the "Top-Up Option"), exercisable only following acceptance and purchase of Shares by Offeror pursuant to the Offer and only on the terms and subject to the conditions set forth in the Merger Agreement, to purchase that number of Shares (the "Top-Up Option Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Offeror and their related organizations at the time of such exercise, constitutes one Share more than the number of Shares necessary for Offeror to be merged with and into the Company pursuant to the short-form merger provisions of the MBCA (the "Short-Form Merger"), at a price per Share equal to the Offer Price. Upon exercise of the Top-Up Option pursuant to the terms of the Merger Agreement, Offeror shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares by delivery of, at Offeror's option, immediately available funds, a promissory note, or any combination of immediately available funds and a promissory note.

        The Top-Up Option is not exercisable if (i) the issuance of the Top-Up Option Shares would require shareholder approval under the rules of The NASDAQ Stock Market, (ii) the number of Top-Up Option Shares would exceed the number of authorized but unissued Shares or (iii) after issuance of Shares pursuant to the Top-Up Option, it will be insufficient to allow Offeror to effect the Short-Form Merger.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA.

        The MGI PHARMA Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Offeror, together with Parent and other related entities, acquires, pursuant to the Offer or otherwise, including the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company's shareholders as a Short-Form Merger. If Offeror acquires less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the MBCA to effect the Merger.

State Takeover Laws.

        The Company is incorporated under the laws of the State of Minnesota. Section 302A.671 of the MBCA establishes various disclosure and shareholder approval requirements to be met by individuals or companies attempting a takeover of an "issuing public corporation" such as the Company. Further, Section 302A.673 of the MBCA provides that an issuing public corporation such as the Company generally may not engage in certain business combinations with any person that becomes an "interested shareholder" by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because the Special Committee has approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.671 and 302A.673 of the MBCA are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Takeover Disclosure Statute.

        The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the "Takeover Disclosure Statute"), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the "Commissioner") with respect to any offer for a corporation, such as the Company, that has its principal place of business or principal executive office in Minnesota and a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Offeror intends to file a registration statement with the Commissioner on or about the date this Schedule is filed with the Securities and Exchange Commission. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action could have the effect of delaying the Offer.

"Fair Price" Provision.

        Section 302A.675 of the MBC provides that an offeror generally may not acquire shares of a Minnesota publicly-held corporation from a shareholder within two years following the offeror's last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Special Committee has approved the Merger Agreement and the transactions contemplated thereby and because the per-Share Merger consideration is identical to the consideration to be paid in the Offer, the restrictions of Section 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Merger.

Dissenters' Rights.

        No dissenters' rights are available in connection with the Offer. However, under Minnesota law, shareholders who do not sell their Common Stock in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, which are attached as Annex III to this Schedule, to dissent with respect to the Merger and to receive payment in cash for the "fair value" of their Common Stock after the Merger is completed. The term "fair value" means the value of the Common Stock immediately before the effective date of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

        To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder's Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of such dissenters' rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters' rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

        If a vote of the Company's shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters' rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

        Dissenters' rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters' rights in connection with the Merger will receive additional information concerning dissenters' rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

        This foregoing description of dissenters' rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA attached to this Schedule as Annex III.

Rights Agreement Amendment.

        In connection with the Merger Agreement, the MGI PHARMA Board determined that the Offer was a Permitted Offer (as defined in the Rights Agreement) for purposes of the Rights Agreement and rendered the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the consummation of the Offer. The Company also entered into an amendment to the Rights Agreement to cause the Rights to expire immediately prior to the Acceptance Time. The foregoing summary of the amendment to the Rights Agreement is not intended to be complete and is qualified in its entirety by reference to Amendment No. 2 to the Rights Agreement, which is filed as Exhibit (e)(6) to this Schedule and is incorporated in this Schedule by reference.

Antitrust.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. These requirements apply to Offeror's acquisition of the Common Stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. The Company and Offeror have each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Offeror's purchase of Common Stock in the Offer and the Merger on December 20, 2007 and December 19, 2007, respectively, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about the 15th calendar day following each of the filings, unless earlier terminated by the FTC and the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If, at the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Parent or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of the Company's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Parent or Offeror's consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

        At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Offeror, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

        The Company also conducts business in a number of countries outside the United States. In connection with the purchase of Common Stock pursuant to the Offer, the laws of certain of these countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Parent and the Company will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. The Offer is conditioned upon obtaining material governmental approvals in the United States, Japan and Canada, if applicable.

Legal Proceedings.

        On December 14, 2007, a putative shareholder class action lawsuit was filed by a single plaintiff against the Company and members of the MGI PHARMA Board in the District Court of Hennepin County, Minnesota. The action, styled L.A. Murphy v. MGI Pharma, Inc., et al., alleges, among other things, that members of the MGI PHARMA Board violated their fiduciary duties of care, loyalty, candor, good faith and independence and allegedly failed to maximize value for the Company's shareholders by entering into the Merger Agreement. The sole plaintiff seeks to enjoin the acquisition of the Company by the Offeror and Parent.

        The Company believes the allegations of plaintiff's complaint are entirely without merit and defendants intend to vigorously defend this action. Even a meritless lawsuit, however, may carry with it the potential to delay consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Item 9. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 21, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
(a)(1)(F)	Press Release issued by Company on November 29, 2007 announcing that it was exploring possible strategic alternatives.
(a)(1)(G)	Press Release issued by Parent and the Company on December 10, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 11, 2007).
(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)	Letter to Shareholders from the President and Chief Executive Officer of MGI PHARMA, INC., dated December 21, 2007.
(a)(5)(A)	Opinion of Lehman Brothers, Inc. to the Board of Directors of MGI PHARMA, INC., dated December 10, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(a)(5)(B)	Complaint filed by L.A. Murphy in the Fourth Judicial District Court of the State of Minnesota, County of Hennepin, on December 14, 2007.

(e)(1)
Agreement and Plan of Merger, dated December 10, 2007, between MGI PHARMA, INC., a Minnesota corporation, Eisai Co., Ltd., a Japan corporation, and Jaguar Acquisition Corp., a Minnesota corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 11, 2007).
(e)(2)
Form of Termination Agreement, between MGI PHARMA, INC. and each of its Executive Officers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007).
(e)(3)	Retention Agreement, dated December 15, 2007, between Leon O. Moulder, Jr. and Eisai Corporation of North America.
(e)(4)	Retention Agreement, dated December 15, 2007, between Mary Lynne Hedley and Eisai Corporation of North America.
(e)(5)	Confidentiality Agreement, dated September 27, 2007, between MGI PHARMA, INC. and Eisai Co., Ltd.
(e)(6)	Amendment No. 2 to Rights Agreement, dated December 20, 2007, to the Rights Agreement, dated July 14, 1998, between the Company and Norwest Bank, Minnesota, N.A. (now Wells Fargo Bank, N.A.).

ANNEX I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1

ANNEX II—Opinion of Lehman Brothers, Inc. to the Board of Directors of MGI PHARMA, INC., dated December 10, 2007

ANNEX III—Dissenters' Rights under the Minnesota Business Corporation Act

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGI PHARMA, INC.
Date: December 21, 2007	By:
Name: Leon O. Moulder, Jr. Title: President and Chief Executive Officer

ANNEX I

MGI PHARMA, INC.
5775 WEST OLD SHAKOPEE ROAD, SUITE 100
BLOOMINGTON, MN 55437
(952) 346-4700

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement (this "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder is being mailed on or about December 21, 2007 to the shareholders of MGI PHARMA, INC., a Minnesota corporation ("MGI PHARMA" or the "Company"). This Information Statement relates to the tender offer by Jaguar Acquisition Corp. ("Offeror"), a Minnesota corporation and an indirect wholly owned subsidiary of Eisai Co., Ltd., a corporation incorporated under the laws of Japan ("Parent" or "Eisai"), to the holders of shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.10 per share, of the Company (the "Rights") issued pursuant to the Rights Agreement dated as of July 14, 1998, as amended, between the Company and Norwest Bank Minnesota, N.A. (now Wells Fargo Bank, N.A.), a banking corporation, as rights agent (such Common Stock, together with the associated Rights, the "Shares"), of MGI PHARMA (the "Company Shareholders"). Unless the context indicates otherwise, in this Information Statement, the terms "us," "we" and "our" refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror to at least a majority of the seats on the board of directors of MGI PHARMA (the "MGI PHARMA Board"). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2007 (the "Merger Agreement"), entered into by and among Parent, Offeror and the Company. A copy of the Merger Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K filed by the Company on December 11, 2007.

        Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the "Offer") on December 21, 2007, to purchase all of the outstanding Shares at a price of $41.00 per Share (the "Offer Price"), net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal dated December 21, 2007 (the "Offer to Purchase"). Unless extended in accordance with the terms and conditions set forth in the Offer to Purchase, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 22, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company Shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Parent with the SEC on December 21, 2007, and as exhibits to the Schedule 14D-9 (the "Schedule 14D-9") filed by the Company with the Securities and Exchange Commission (the "SEC") on December 21, 2007. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

        Following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and upon approval by a shareholder vote, if required, Offeror will be merged with and into the Company with the Company as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share (other than Shares owned by Parent and Offeror (not held on behalf of third parties), Shares owned by any subsidiary of Parent (other than Offeror), Offeror or the Company and Shares held by shareholders who are entitled to and who have properly demanded appraisal of such Shares under the Minnesota Business Corporation Act (the "MBCA")) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount equal to the Offer Price and all of those Shares will cease to be outstanding, will automatically be cancelled and will cease to exist. Following the Effective Time, the Company will continue as an indirect wholly owned subsidiary of Parent

        The Merger Agreement provides that upon the first acceptance by Offeror of payment for any Shares tendered pursuant to the Offer (the "Acceptance Time"), and at all times thereafter, Parent will be entitled to designate a number of the Company's directors (the "Offeror Designees"), rounded up to the next whole number, equal to the percentage of Shares beneficially owned by Parent, Offeror or any of their affiliates relative to the total number of outstanding Shares. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the appointment of the Parent's director designees to the MGI PHARMA Board. The MGI PHARMA Board, upon Parent's request following the Acceptance Time, and at all times thereafter, will cause the number of Parent's designees (rounded up to the next whole number) to constitute the same percentage as is on the MGI PHARMA Board of each committee of the MGI PHARMA Board to the extent permitted by applicable law and the rules of The NASDAQ Stock Market ("NASDAQ").

        However, prior to the Effective Time, the composition of the MGI PHARMA Board will need to comply with the independence requirements of Article VIII of the Company's Second Amended and Restated Articles of Incorporation (as amended, the "Company Charter") (which requires that a majority of the persons comprising the MGI PHARMA Board shall at all times be persons who are not (i) employed by the Company or any corporation controlled by, controlling, or under common control with the Company, (ii) engaged in rendering consulting or professional services for compensation (other than by reason of their membership on the board of directors and other than as the Company's independent legal counsel) for the Company or any corporation controlled by, controlling, or under common control with the Company, or (iii) related to, or directly or indirectly controlled by, any person described in subpart (i) or (ii), provided, that for this purpose, "control" shall be defined to mean direct or indirect beneficial ownership of over 25% of the Company's voting stock) and any other applicable law. The Company also will be required to maintain at least the number of "independent directors," as defined by the Marketplace Rules of NASDAQ, as may be required by the Marketplace Rules of NASDAQ or federal securities laws, at least one of whom must be an "audit committee financial expert," as defined in Item 401(h) of Regulation S-K. The independent directors as of the date of the Merger Agreement who remain on the MGI PHARMA Board (together with their successors under certain circumstances) will be Continuing Directors for purposes of the Merger Agreement. After Parent's designees are elected or appointed to the MGI PHARMA Board and until the Effective Time, approval by a majority of the Continuing Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) exercise or waive any of the Company's rights under the Merger Agreement, or (iii) amend the Company Charter or Company's Restated Bylaws, in each case if such action adversely affects, or reasonably would be expected to adversely affect, the Company's shareholders, other than Parent or Offeror. The Company's obligations to appoint Offeror Designees to the MGI PHARMA Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Offeror Designees to the MGI PHARMA Board.

        YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

        The information contained in this Information Statement (including information incorporated in this Information Statement by reference) concerning Parent, Offeror and the Offeror Designees has been furnished to us by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

        Offeror has informed the Company that it will choose the Offeror Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Offeror as an Offeror Designee, the name, age of the individual as of December 15, 2007, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual is a U.S. citizen, except for Junichi Asatani, Masanori Tsuno, and Hajime Shimizu, who are citizens of Japan, and has consented to act as a director of the Company, if so appointed or elected. If necessary, Offeror may choose additional or other Offeror Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o Eisai Corporation of North America, 100 Tice Blvd., Woodcliff Lake, New Jersey 07677.

        Parent has informed the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Offeror Designee	Age	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Junichi Asatani	46	Vice President, Corporate Planning and Communications of Eisai Corporation of North America since December 3, 2007. Vice President, Corporate Planning and Communications of Eisai Inc. from April 1, 2005 to December 2, 2007. Executive Director, Corporate Development of Eisai Inc. from June 1, 2004 to March 31, 2005. Finance Director of Eisai Ltd. from August 2001 to May 2004.
Neriman Botas	50	Vice President of Human Resources of Eisai Corporation of North America since July 19, 2004. Vice President, Human Resources at Schering-Plough Corporation from August 1984 to February 2004.
Edward M. Broughton	50	Senior Vice President, Global Medical & Marketing Services of Eisai Corporation of North America since 2006. Vice President, Business Development of Eisai Inc. from 2003 to 2006. Vice President, Sales and Marketing of Eisai Inc. from 1999 to 2003.
Frank Ciriello	46	Vice President, Sales & Marketing of Eisai Corporation of North America since October 2004. Vice President of Global-Marketing at Sanofi-Aventis from November 2003 to September 2004. Respiratory Business Head at Sanofi-Aventis from October 2002 to November 2003. Vice President of Marketing, Therapeutics at Aventis from January 2000 to October 2002.
Lonnel Coats	43	President and Chief Operating Officer of Eisai Inc. since April 1, 2004 and Executive Vice President of the Eisai Corporation of North America since December 2007. Vice President of Sales and Marketing of Eisai Inc. from October 2003 to March 2004. Vice President of Human Resources of Eisai Inc. from February 2001 to September 2003. Mr. Coats was appointed as a director of Eisai Inc., a pharmaceutical manufacturing and sales subsidiary of Parent, on April 1, 2004 and currently serves as a director of Jaguar Acquisition Corp.

Dale C. Hogue, Sr.	65	Attorney and intellectual property consultant at Hogue Intellectual Property, LLC (formerly known as Hogue Management, LLC) since 2003. Prior to assuming his current position, Mr. Hogue was a patent attorney at Womble Carlyle Sandridge & Rice, PLLC from 2001 to 2003.
Kenneth R. Klauser, Sr.	57	Chief Financial Officer of Eisai Corporation of North America since December 13, 2007. Chief Financial Officer of Eisai Inc. from December 15, 1997 to December 12, 2007. Mr. Klauser currently serves as the Chief Financial Officer of Jaguar Acquisition Corp.
Christopher Nicholson	42	Director of Development, Northeastern University School of Law since August 2005. Director of Development Services for Columbia University Medical Center from April 2002 to July 2005. Mr. Nicholson's current business address is c/o Northeastern University School of Law, 400 Huntington Ave., Boston, MA 02115.
Alexander Scott*	42	Vice President, Business Development of Eisai Inc. since July 2006 and Vice President, Business Development of Eisai Corporation of North America since December 3, 2007. Senior Director, Business Development of Eisai Inc. from April 2005 to July 2006. Director, Business Development of Eisai Inc. from July 2002 to April 2005. Mr. Scott currently serves as a director of Jaguar Acquisition Corp.
Hajime Shimizu	50	Chairman and Chief Executive Officer of Eisai Inc. since April 1, 2004, President of Eisai Corporation of North America since June 22, 2004 and Senior Vice President, Pharmaceutical Business, U.S. of Eisai Co., Ltd. since June 22, 2007. Vice President, Pharmaceutical Business, U.S. of Eisai Co., Ltd. from June 2006 to June 2007. Vice President of Corporate Planning & Business Development of Eisai Inc. from July 2002 to March 2004. Mr. Shimizu has served as a director of Eisai Inc. since April 2004, Eisai Medical Research Inc., a pharmaceutical clinical research subsidiary of Parent, since June 21, 2004, Eisai Research Institute of Boston Inc., a basic research subsidiary of Parent, since July 13, 2004, and Eisai Machinery U.S.A. Inc., a subsidiary of Parent focused on pharmaceutical machinery production and sales, since June 21, 2004, and as a director of Morphotek, Inc., a pharmaceutical research company, since April 16, 2007.

Masanori Tsuno	52	President of Eisai Medical Research Inc., a pharmaceutical clinical research subsidiary of Parent, since April 30, 2007. Vice-President of Project Management of Eisai R&D Management Co., Ltd. (Japan) from April 2006 to March 19, 2007. Vice-President of Clinical Development Europe, Eisai Ltd. (UK) from April 7, 2003 to March 31, 2006. Director of Global Clinical Development of Eisai Inc. from January 2001 to March 2003.

Mr. Tsuno's current business address is c/o Eisai Medical Research, Inc., 55 Challenger Rd., Ridgefield Park, NJ 07660.

*
Alexander Scott purchased 500 shares of the Company's common stock on each of September 8 and September 9, 2005 through Mr. Scott's 401(k) account at E-Trade at a price of approximately $25.00 per share.

        None of the Offeror Designees is a director of, or holds any position with the Company. Parent has advised the Company that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, or as disclosed directly above, none of the Offeror Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to the best knowledge of Parent, none of the Offeror Designees has any family relationship with any director, executive officer or key employees of the Company.

        It is expected that the Offeror Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, and upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the MGI PHARMA Board.

CERTAIN INFORMATION CONCERNING MGI PHARMA

        The authorized capital stock of the Company consists of 140,000,000 shares of common stock, par value $0.01, and 10,000,000 shares of preferred stock, par value $0.10 per share. As of the close of business on November 30, 2007, there were 81,268,043 shares of common stock outstanding and no shares of preferred stock outstanding. The MGI PHARMA Board currently consists of nine members.

        Only the holders of our common stock are entitled to vote at a meeting of our shareholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of our shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        Set forth below are the name, age, position, tenure and business experience for the past five years for each director of the Company as of November 30, 2007:

Name	Age	Director Since	Position, Principal Occupation and Business Experience for Past 5 Years
James O. Armitage, M.D.	60	July 2006	Director

			Professor of Medicine since 1987; Associate Professor of Medicine from 1982 to 1987; past Dean of the College of Medicine at the University of Nebraska Medical Center in Omaha. Director of the Bone Marrow Transplantation Program from 1980 to 1982; Assistant Professor of Medicine at the University of Iowa from 1979 to 1982. Past president of American Society of Clinical Oncology.
Andrew J. Ferrara	68	May 1998	Director

			President and Chief Executive Officer, Boston Healthcare Associates, Inc. (healthcare consulting firm) since 1993. Prior experience includes 20 years with Eli Lilly & Company both in the U.S. and Europe. Mr. Ferrara is also a director of Indevus Pharmaceuticals.
Edward J. Mehrer	68	September 2002	Director

			Prior to retirement in 2003, Chief Financial Officer and Interim Chief Executive Officer of CyDex, Inc., a drug delivery company. Prior to joining CyDex in November 1996, Mr. Mehrer previously served as Executive Vice President and Chief Financial and Administrative Officer of Marion Merrell Dow (pharmaceuticals) and a Director and member of its Executive Committee. From 1976 to 1986, Mr. Mehrer served as partner-in-charge of audit and accounting for Peat Marwick in Kansas City, Missouri. Mr. Mehrer is also a director of FBL Financial Group, Inc. and Novastar Financial, Inc.
Hugh E. Miller	72	October 1992	Director—Chairman of the Board

			Prior to retirement in December 1990, Vice Chairman and Director of ICI Americas, Inc. (chemicals, pharmaceuticals, agricultural, consumer and specialty products). Mr. Miller was a director of Wilmington Trust Corp., Inc. until April 20, 2006.

Dean J. Mitchell	51	October 2005	Director

			President and Chief Executive Officer of Alpharma, Inc. since July 2006. Employee of the Company from October 2005 through June 2006. President and Chief Executive Officer of Guilford Pharmaceuticals Inc. from December 2004 through its acquisition by the Company in October 2005. Prior to Guilford Pharmaceuticals, senior management positions with Bristol-Myers Squibb Company since 2001, and GlaxoSmithKline and its predecessor business. Mr. Mitchell is also a director of Alpharma, Inc. and Ista Pharmaceuticals, Inc.
Leon O. Moulder, Jr.	50	May 2003	President, Chief Executive Officer and Director

			Chief Executive Officer of MGI since May 2003, President since May 2002, Chief Operating Officer from May 2002 to May 2003, Executive Vice President from September 1999 to May 2002; prior to joining MGI in September 1999, Vice President of Business Development and Commercial Affairs at Eligix, Inc. (biomedical) from November 1997, and a variety of sales, sales management, marketing and business development positions at Hoechst Marion Roussel, Inc., Marion Merrell Dow Pharmaceuticals, Inc. and Marion Laboratories, Inc. (pharmaceuticals) from September 1981.
David Sharrock	71	May 2001	Director

			Consultant since 1994; formerly Chief Operating Officer and director of Marion Merrell Dow from 1990 to 1994. Mr. Sharrock is also a director of Indevus Pharmaceuticals, Inc. (formerly Interneuron Pharmaceuticals, Inc.), Praecis Pharmaceuticals, Inc., and Cincinnati Bell, Inc.
Waneta C. Tuttle, Ph.D.	61	January 2004	Director

			Owner and Chief Executive Officer of Southwest Medical Ventures, since 1992; director of Exagen Diagnostics, Inc., since 2002; director of the National Center for Genome Resources from 1995 to 2004; Chief Executive Officer of PhDx Systems from 1994 to 2000; member of Charles Stark Draper Laboratories since 1994. Dr. Tuttle is also a director of Exagen Diagnostics, Inc., and Health Care Service Corporation.

Arthur L. Weaver, Ph.D.	71	July 1998	Director

Clinical professor in the Department of Medicine, University of Nebraska Medical Center since 1995. Consultant to pharmaceutical companies; prior to retirement in 2002, Director of Clinical Research at the Arthritis Center of Nebraska since 1988.

        Set forth below are the name, age, position, tenure and business experience for the past five years for each executive officer of the Company, with the exception of the Company's President and Chief Executive, Mr. Moulder, who is included in the table above, as of November 30, 2007:

Name	Age	Position, Principal Occupation and Business Experience for Past 5 Years
Mary Lynne Hedley	45	Executive Vice President and Chief Scientific Officer since August 2006, Chief Scientific Officer since October 2005, Senior Vice President and General Manager MGI PHARMA Biologics since September 2004; prior to joining the Company in September 2004, President and Chief Executive Officer of Zycos, and various Research and Development positions since co-founding Zycos in 1996.
Eric P. Loukas	51
		Executive Vice President and Chief Operating Officer since August 2006, Senior Vice President, General Counsel and Secretary since January 2005; Vice President, General Counsel and Secretary from July 2004 to January 2005; prior to joining the Company in July 2004, Division Counsel at 3M Pharmaceuticals from 1997.
William F. Spengler	53
Executive Vice President and Chief Financial Officer since April 2006, Senior Vice President, International and Corporate Development from October 2005-
		April 2006; prior to joining the Company in 2005, Executive Vice President and Chief Financial Officer at Guilford Pharmaceuticals Inc. from July 2004 to October 2005, President, COO and Director of Osteoimplant Technology, Inc. from 2002 to July 2004, and Principal of North Charles Investment Company from 2000.

BOARD MATTERS

        Any shareholder can communicate with the MGI PHARMA Board, or any subset or committee of the Board members, by sending a letter addressed to the MGI PHARMA Board of Directors; c/o MGI PHARMA Corporate Secretary; 5775 West Old Shakopee Road, Suite 100; Bloomington, Minnesota 55437-3174. The Corporate Secretary will promptly forward all communications so received to the full MGI PHARMA Board or the individual MGI PHARMA Board members specifically addressed in the communication.

        The MGI PHARMA Board currently has the following standing committees: (i) an audit and finance committee consisting of Messrs. Ferrara and Mehrer and Dr. Tuttle, and on which Mr. Sharrock served in 2006, (ii) a compensation committee consisting of Messrs. Ferrara, Sharrock and Miller and Dr. Weaver; (iii) a nominating and governance committee consisting of Messrs. Miller and Sharrock and Dr. Armitage; and (iv) a science and technology committee consisting of Drs. Armitage, Tuttle and Weaver and Mr. Mitchell.

Audit and Finance Committee

        The audit and finance committee reviews and makes recommendations to the MGI PHARMA Board with respect to designated financial and accounting matters. The audit and finance committee's responsibilities include: (i) appointing and overseeing the independent registered public accounting firm, (ii) reviewing the independence, qualifications, services, fees, and performance of the independent registered public accounting firm, (iii) pre-approving the professional services provided by the independent registered public accounting firm, (iv) reviewing the scope and plan of work of the annual audit and reports and recommendations submitted by the independent registered public accounting firm, and (v) reviewing the Company's financial reporting and accounting policies, including any significant changes, with management and the independent registered public accounting firm. The committee is composed of three directors, each of whom is an independent director under the Nasdaq listing standards and the rules of the SEC. Each of the audit and finance committee members is financially literate, and Mr. Mehrer, one of the members of the committee, qualifies as an "audit committee financial expert" under the rules of the SEC. During 2006, the audit and finance committee held twelve meetings. The audit and finance committee operates under a written charter adopted by the MGI PHARMA Board, which can be found on the Company's website at www.mgipharma.com on the Corporate Governance page of the Investors section.

Compensation Committee

        The compensation committee reviews and makes certain determinations with respect to designated matters concerning remuneration of employees, officers, and directors. The compensation committee's responsibilities include (i) adopting an executive compensation strategy consistent with the Company's plans and objectives and linked to progressive variable compensation practices, (ii) reviewing all compensation arrangements between the Company and its executive officers and making determinations with respect to salary arrangements including, cash compensation, annual incentive payments, stock options, restricted stock awards, retirement, other benefits and other perquisites, (iii) establishing and making determinations with respect to other matters of compensation and fringe benefit matters applicable to all of the Company's employees, including executive officers. In addition, the committee approves the Company's programs for the use of stock-based incentives. The committee is composed of three directors, each of whom is an independent director under NASDAQ listing standards. During 2006, the compensation committee held eight meetings. The compensation committee operates under a written charter adopted by the MGI PHARMA Board, which can be found on the Company's website at www.mgipharma.com on the Corporate Governance page of the Investors section.

        The compensation committee works closely with our chief executive officer in setting the compensation for our other executive officers. Our chief executive officer typically makes recommendations to the compensation committee for the other executive officers on the amount of base salary, cash incentive awards pursuant to our short-term incentive plan and equity awards pursuant to our long-term incentive plan. Our chief executive officer also discusses the company-wide targets for our short-term incentive plan with the compensation committee before they are set and makes his recommendations to the compensation committee. For purposes of that plan, the personal performance goals are set by our chief executive officer for the other executive officers. Our chief executive officer also makes recommendations to the compensation committee as to whether these goals have been met.

        Management, with the compensation committee's approval, has also engaged an outside compensation consultant, Towers Perrin HR Services ("Towers Perrin"). Towers Perrin worked with our senior director of human resources and chief executive officer to review benchmarking of executive compensation of our peer companies. Towers Perrin was directed to include in its review a specified list of peer group companies that had been recommended by our chief executive officer and approved by the compensation committee. Towers Perrin then presented the compensation committee with the results of this review and recommendations for the compensation of our executive officers and for the overall design of our long-term incentive program for all of our associates. Towers Perrin provides copies of its reports to our chief executive officer and our senior director of human resources.

        The compensation committee has delegated the authority to grant stock options and restricted stock units to our chief executive officer for employees other than executive officers. On an annual basis, the compensation committee authorizes the issuance of stock options and restricted stock units to associates of the Company in amounts prescribed according to an associate's level of employment. The compensation committee approves amounts for both current associates and for grants to associates that are newly hired. Stock options and restricted stock units are then awarded to newly hired associates with grant dates of the first day of that person's employment pursuant to the pre-approved award levels. Additionally, the compensation committee authorizes the chief executive officer to use his discretion to issue an additional amount of stock options and/or restricted stock units to current and newly hired associates, the granting of which is to be based on the chief executive officer's determination as to the need of the Company to recruit, attract and retain the particular individual. The chief executive officer regularly advises the compensation committee as to the stock options and restricted stock units that he has issued to newly hired or current associates at the committee's next regularly scheduled meeting.

Nominating and Governance Committee

        The nominating and governance committee considers and makes recommendations to the MGI PHARMA Board with respect to the criteria for the selection of new directors, the number and qualifications of the members of the MGI PHARMA Board, the persons to be nominated for election to the MGI PHARMA Board and the Company's corporate governance principles. In addition, the committee's responsibilities including coordinating succession planning, reviewing compliance with the Company's corporate governance principles and conducting an annual performance review of the MGI PHARMA Board. The committee is composed of three directors, each of whom is an independent director under the NASDAQ listing standards. During 2006, the nominating and governance committee held five meetings. The nominating and governance committee operates under a written charter adopted by the MGI PHARMA Board, which can be found on the Company's website at www.mgipharma.com on the Corporate Governance page of the Investors section.

        The nominating and governance committee will consider qualified candidates for possible nomination that are submitted by our shareholders. Shareholders wishing to make such a submission may do so by sending the following information to the nominating and governance committee care of the MGI PHARMA Corporate Secretary at the address listed on the cover page of this Information Statement: (1) name of the candidate and a brief biographical sketch and resume; (2) contact information for the candidate and a document evidencing the candidate's willingness to serve as a director if elected; and (3) a signed statement as to the submitting shareholder's current status as a shareholder and the number of shares currently held.

        In evaluating persons to be nominated for election or appointment to the MGI PHARMA Board, the members of the nominating committee meet to identify and present such persons for consideration by the MGI PHARMA Board. The nominating and governance committee does not currently utilize the services of any third party search firm to assist in the identification or evaluation of MGI PHARMA Board candidates. All director nominees approved by the MGI PHARMA Board and all individuals appointed to fill vacancies created between our annual meetings of shareholders are required to stand for election by our shareholders at the next annual meeting.

        The nominating and governance committee determines the required selection criteria and qualifications of director nominees based upon the needs of the Company at the time nominees are considered. In general, a candidate must possess the ability to apply good business judgment and must be in a position to properly exercise his or her duties of loyalty and care. Candidates should also exhibit proven leadership capabilities, high integrity and experience with a high level of responsibilities within their chosen fields, and have the ability to quickly grasp complex principles of the pharmaceutical industry. The nominating and governance committee will consider these criteria for nominees identified by the nominating and governance committee, by shareholders, or through some other source. When current members of the MGI PHARMA Board are considered for nomination or reelection, the nominating and governance committee also takes into consideration their prior MGI PHARMA Board performance and meeting attendance records.

        The nominating and governance committee conducts a process of making a preliminary assessment of each proposed nominee based upon the resume and biographical information, an indication of the individual's willingness to serve and other background information. This information is evaluated against the criteria set forth above and the specific needs of the Company at that time. Based upon a preliminary assessment of the candidate(s), those who appear best suited to meet the needs of the Company may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information learned during this process, the nominating and governance committee determines which nominee(s) to recommend to the MGI PHARMA Board to submit for election at the next annual meeting. The nominating and governance committee uses the same process for evaluating all nominees, regardless of the original source of the nomination.

        No candidates for director nominations were submitted to the nominating and governance committee by any shareholder in connection with the 2007 annual meeting.

Attendance

        During 2006, the MGI PHARMA Board held nine meetings. Each incumbent director attended at least 96% of the total number of meetings of the MGI PHARMA Board and committees on which he/she served that were held during the period he/she was a member of the MGI PHARMA Board or such committees. The MGI PHARMA Board and the committees thereof also act from time to time by written action in lieu of meetings. The Board encourages Directors to attend the Annual Meeting. All of our current Directors who were then in office attended the 2006 Annual Meetings.

AUDIT AND FINANCE COMMITTEE REPORT AND INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM FEES

Report of the Audit and Finance Committee

        The audit and finance committee operates under a written charter approved by the Board of Directors. A copy of the charter can be found on the Company's website at www.mgipharma.com on the Corporate Governance page of the Investors section. All members of the audit and finance committee are independent under the NASDAQ listing standards and the regulations of the SEC.

        Our committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2006 (the "Audited Financial Statements"). In addition, we have discussed with KPMG LLP, the independent registered public accounting firm for the Company, the Audited Financial Statements and the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

        Our committee also has received, reviewed and discussed the written disclosures and letter from KPMG required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committees), and we have discussed with KPMG that firm's independence.

        Based on the foregoing review and discussions, we have recommended to the Company's Board of Directors the inclusion of the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC.

EDWARD W. MEHRER, CHAIR ANDREW J. FERRARA DAVID B. SHARROCK
The Members of the Audit and Finance Committee (March 29, 2007)

        Mr. Sharrock ceased to serve on the audit and finance committee in 2007 following delivery of the foregoing report and Dr. Waneta Tuttle was appointed to the committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of November 30, 2007, with respect to Common Stock beneficially owned by directors of the Company, the current executive officers of the Company, all directors and executive officers as a group, and all shareholders known to the Company to have been beneficial owners of more than 5% of the Company's Common Stock. Except as otherwise indicated, the individuals and entities listed in the table have sole voting and investment power with respect to the Common Stock owned by them. As of November 30, 2007, 81,268,043 shares of the Company's Common Stock were outstanding.

Name of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
S.A.C. Capital Advisors, LLC and affiliated entities(1)	4,658,285	5.73%
Wellington Management Company, LLP(2)	8,713,341	10.72%
Adage Capital Partners L.P.(3)	5,400,000	6.64%
Barclays Global Investors, N.A. and affiliated entities(4)	5,187,001	6.38%
David E. Shaw & Co., Inc. and affiliated entities(5)	4,179,298	5.14%
FMR LLC and affiliated entities(6)	8,081,606	9.94%
James O. Armitage, M.D.(7)	3,750	*	%
Andrew J. Ferrara(7)	81,407	*	%
Edward W. Mehrer(7)	104,454	*	%
Hugh E. Miller(7)	210,153	*	%
Dean J. Mitchell(7)	7,637	*	%
Leon O. Moulder, Jr.(7)(8)	1,083,243	1.32%
David B. Sharrock(7)	106,000	*	%
Waneta Tuttle, Ph.D.(7)	80,750	*	%
Arthur L. Weaver, M.D.(7)	125,750	*	%
Mary Lynne Hedley(7)(8)	110,573	*	%
Eric P. Loukas(7)(8)	90,994	*	%
William F. Spengler(7)(8)	66,268	*	%
All current directors and executive officers as a group (12 persons)(7)(8)	2,070,979	2.49%

*
Less than 1%

(1)
The address for S.A.C. Capital Advisors, LLC ("SAC Advisors"), S.A.C. Capital Associates, LLC ("SAC Associates"), S.A.C. MultiQuant Fund, LLC ("SAC Fund"), S.A.C. Select Fund, LLC ("SAC Select"), CR Intrinsic Investors, LLC ("CR Investors"), CR Intrinsic Investments, LLC ("CR Investments") and Steven A. Cohen is 72 Cummings Point Road, Stamford, CT 06902. The address for S.A.C. Capital Management, LLC ("SAC Management" and, together with SAC Advisors, SAC Associates, SAC Fund, SAC Select, CR Investors, CR Investments and Mr. Cohen, the "SAC Filing Persons") is 540 Madison Avenue, New York, NY 10022. The information concerning the Filing Persons is based solely on a Schedule 13G, filed with the SEC on December 10, 2007. The shares of the Company's Common Stock reported as being beneficially owned by the SAC Filing Persons are directly owned by SAC Associates, SAC Fund, SAC Select and CR Investments. The number of shares of the Company's Common Stock beneficially owned by the SAC Filing Persons also includes 155,000 shares subject to call options held by CR Investments. Pursuant to investment management agreements, each of SAC Advisors and SAC Management share all investment and voting power with respect to such shares held by SAC Associates, SAC Fund and SAC Select and CR Investors maintains investment and voting power with respect to shares and call options held by CR Investments. Mr. Cohen controls each of SAC Advisors, SAC Management and CR Investors. CR Investments is a wholly-owned subsidiary of SAC Associates. Each of the SAC Filing Persons has shared voting and dispositive power over the shares as follows: SAC Advisors 1,353,285, SAC Management 1,353,285, CR Investors 3,305,000, and Mr. Cohen 4,658,285.

(2)
This shareholder's address is 75 State Street, Boston, Massachusetts 02109. The information concerning this shareholder is based solely on an Amendment to Schedule 13G, filed with the SEC on February 14, 2007. The shares of the Company's Common Stock reported as being beneficially owned by Wellington Management Company, LLP ("Wellington"), in its capacity as investment adviser, are owned of record by clients of Wellington. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. Wellington has shared voting power with respect to 8,069,541 shares and shared dispositive power with respect to 8,731,341 shares.

(3)
This shareholder's address is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116. The information concerning this shareholder is based solely on an Amendment to Schedule 13G, filed with the SEC on January 18, 2007. Adage Capital Partners, L.P. ("ACP"), Adage Capital Partners GP, L.L.C. ("ACPGP"), Adage Capital Advisors, L.L.C. ("ACA"), and Phillip Gross ("Mr. Gross") filed the Schedule 13G/A together with Robert Atchinson ("Mr. Atchinson," collectively the "Filing Persons"). The shares of the Company's Common Stock reported as being beneficially owned by the Filing Persons are directly owned by ACP. ACP has the power to dispose of and the power to vote the shares of the Company's Common Stock beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA directly own any shares of the Company's Common Stock. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote shares of the Company's Common Stock beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly owns any shares of the Company's Common Stock.

(4)
The address for Barclays Global Investors, NA ("Barclays Investors") and Barclays Global Fund Advisors ("Barclays Fund Advisors") is 45 Fremont Street, San Francisco 94105, the address for Barclays Global Investors, Ltd. ("Barclays Investors Ltd.") is Murray House, 1 Royal Mint Court, London, EC3N 4HH and the address for Barclays Global Investors Japan Trust and Banking Company Limited ("Barclays Japan Trust") and Barclays Global Investors Japan Limited ("Barclays Investors Japan") is Ebisu Prime Square Tower 8th Floor, 1-1-39 Hiroo Shibuy-Ku, Tokyo 150-0012 Japan. The information concerning Barclays Investors, Barclays Fund Advisors, Barclays Investors Ltd. and Barclays Japan Trust is based solely on a Schedule 13G, filed with the SEC on January 23, 2007. As of December 31, 2006, the Schedule 13G indicates that Barclays Investors has sole voting power as to 1,995,142 shares and sole dispositive power as to 2,273,871 shares, Barclays Fund Advisors has sole voting and dispositive power of 2,862,697 shares, Barclays Investors Ltd. has sole voting power and sole dispositive power as to 50,433 shares and

  Barclays Japan Trust and Barclays Investors Japan have sole voting power and sole dispositive power as to 0 shares.

(5)
The address for David E. Shaw, D. E. Shaw & Co., Inc. ("DESC"), D. E. Shaw & Co. II, Inc. ("DESCII"), D.E. Shaw & Co., L.L.C. ("DESCLLC"), D. E. Shaw & Co., L.P. ("DESCLP"), D.E. Shaw Composite Portfolios, L.L.C. ("DESCP"), D.E. Shaw Investment Management, L.L.C. ("DESIMLLC") and D. E. Shaw Valence, L.L.C. ("Valence," and together with DESC, DESCII, DESCLLC, DESCLP, DESCP, DESIMLLC and Mr. Shaw, the "DS Filing Persons") is 120 W. 45th Street, Tower 45, 39th Floor, New York, NY 10036. The information concerning the DS Filing Persons is based solely on an Amendment to Schedule 13G, filed with the SEC on May 10, 2007. DESCP and Valence directly own 4,149,698 shares of the Company's Common Stock. In addition, Valence has the right to acquire 25,000 shares through call options and DESIMLLC has 4,600 shares of the Company's Common Stock under its management. Mr. Shaw is the President and sole shareholder of both DESC and DESCII. DESC is the general partner of DESCLP, which in turn is the investment adviser of DESCP and the managing member of Valence and DESIMLLC. DESCII is the managing member of DESCLLC, which in turn is the managing member of DESCP. Each of the DS Filing Persons has shared voting and dispositive power over shares as follows: Mr. Shaw 4,179,298, DESCLP 4,179,298, DESCLLC 4,118,073, DESCP 4,118,073, DESIMLLC 4,600 and Valence 56,625.

(6)
The address for FMR LLC, Fidelity Value Fund and Edward C. Johnson 3d is 82 Devonshire Street, Boston, MA 02109. The information concerning FMR LLC and its affiliated entities is based solely on an Amendment to Schedule 13G, filed with the SEC on October 10, 2007. FMR LLC is the parent holding company of its wholly-owned subsidiary Fidelity Management & Research Company ("Fidelity"). By acting as investment advisor to various investment companies, Fidelity is the beneficial owner of 7,960,006 shares of the Company's Common Stock. This number includes 237,642 shares issuable upon conversion of the Company's outstanding convertible notes held by Fidelity Value Fund, which also holds 4,224,074 shares of the Company's Common Stock. Edward C. Johnson 3d and FMR LLC, through control of Fidelity and its investment funds, has sole power to dispose of the 7,960,006 shares of the Company's Common Stock. Edward C. Johnson 3d is the Chairman of FMR LLC and members of his family are the predominant owners, directly and through trusts, of the voting power of FMR LLC. Neither FMR LLC nor Mr. Johnson has the sole power to vote or direct the voting of these shares, which power resides with the funds' Board of Trustees. Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR LLC, beneficially owns 118,200 shares of the Company's Common Stock, as a result of serving as investment manager of institutional accounts owning such shares. Mr. Johnson and FMR LLC, through its control of PGATC, each has sole dispositive power and sole power to vote these 118,200 shares. PGATC's address is 53 State Street, Boston, MA 02109. Fidelity International Limited ("FIL"), located at 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 3,400 shares of the Company's Common Stock. Partnerships controlled predominately by Mr. Johnson's family, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the vote which may be cast by all holders of FIL. FMR LLC and FIL are separate and independent corporate entities and their boards of directors are composed of different individuals.

(7)
Includes the following number of shares that can be acquired within 60 days of November 30, 2007 through the exercise of stock options or vesting of restricted stock: Mr. Ferrara, 76,250 shares; Mr. Mehrer, 98,750 shares; Mr. Miller, 153,750 shares; Mr. Mitchell, 3,750 shares; Mr. Moulder, 882,500 shares; Mr. Sharrock, 100,000 shares; Dr. Tuttle 78,750 shares; Dr. Weaver, 123,750 shares; Mr. Armitage, 3,750 shares; Dr. Hedley 93,750 shares; Mr. Loukas, 83,750 shares; Mr. Spengler 50,000 shares and all directors and executive officers, 1,748,750 shares.

(8)
Includes the following number of shares beneficially owned as of November 30, 2007 through the Company's Retirement Savings Plan: Mr. Moulder, 9,905 shares; Dr. Hedley 1,834 shares; Mr. Loukas, 1,696 shares; and Mr. Spengler 993 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and all persons who beneficially own more than 10% of the outstanding shares of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of such Common Stock. Directors, executive officers and such beneficial owners are also required to furnish the Company with copies of all Section 16(a) reports they file.

        Based on a review of copies of these reports we received and on written representations from certain reporting persons, we believe that during 2006, our executive officers and directors filed with the Securities and Exchange Commission on a timely basis all required reports relating to transactions involving our equity securities beneficially owned by them, except that (i) a Form 3 was filed by Dr. Hedley on July 17, 2006, to correct the omission of 3,500 restricted stock units held by Dr. Hedley as of October 3, 2005 and (ii) a Form 5 was filed by Mr. Mitchell reflecting his number of shares held in the MGI PHARMA, INC. Retirement Savings Plan and his divestiture of shares of the Company's common stock.

DIRECTOR COMPENSATION

Board of Directors Compensation

        Compensation payable to non-employee directors for service on the MGI PHARMA Board and committees thereof is established by the MGI PHARMA Board. We do not pay directors who are also employees of, or consultants to, the Company for serving on the MGI PHARMA Board or any committee thereof. Currently, only Mr. Moulder is an employee director of the Company. Until June 30, 2006, Mr. Mitchell was also an employee of the Company. During 2006, each non-employee director received an annual retainer of $25,000, payable quarterly, plus $3,000 for each meeting of the Board attended in person, $1,000 for each meeting of the Board attended by telephone, with the Chairman receiving an additional $1,000 per meeting attended, also payable quarterly. Additionally, each director received $1,000 for each committee meeting attended and the Chairman of the audit committee received an additional $1,000 per audit committee meeting attended.

        The non-employee directors are also able to elect, prior to July 1 of each year, to receive shares of our Common Stock in lieu of their annual retainer. These shares are issued on the last business day of each quarter pursuant to awards under the Incentive Plan, as amended, and will be valued as of the close of business on the date of issuance.

        In addition to the fees described above, each new non-employee director will receive an option to purchase 15,000 shares of Common Stock upon such director's initial election or appointment to the MGI PHARMA Board and on the day of such director's re-election to the MGI PHARMA Board. The exercise price of all such options granted is the closing market price of our Common Stock on the date of grant, and all such options vest in equal portions on each of the first four anniversaries of the date of grant. The option awards vest annually over a four year period, and vesting continues, but is not accelerated, upon retirement from the MGI PHARMA Board.

        The following table sets forth the amounts paid to our non-employee directors in 2006 pursuant to the policies described above.

Name	Fees Earned or Paid in Cash	Stock Awards(a)(b)	Option Awards(a)(c)	All Other Compensation		Total
Hugh Miller	$39,250	$26,667	$60,301	$47,178	(d)	$173,396
James Armitage	$19,156	$—	$24,103	$—		$43,259
Andrew Ferrara	$42,250	$26,667	$60,301	$—		$129,218
Edward Mehrer	$73,667	$—	$61,585	$—		$135,252
Dean Mitchell(e)	$24,500	$—	$40,619	$—		$65,119
David Sharrock	$58,667	$—	$60,301	$—		$118,968
Waneta Tuttle	$59,667	$—	$44,334	$—		$104,001
Arthur Weaver	$57,667	$—	$60,301	$—		$117,968

(a)
Amounts represent the compensation expense recognized for financial statement reporting purposes for each director during 2006, as computed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments," which we refer to as FAS 123R, other than disregarding any estimates of forfeitures relating to service-based vesting conditions.

(b)
The grant date FAS 123R fair market value of stock awards issued in 2006 to Mr. Miller and Mr. Ferrara was $26,667 for each director. See Note 13 of the consolidated financial statements in Item 8 of our Annual Report for the year ended December 31, 2006 regarding assumptions underlying the valuation of equity awards.

(c)
The grant date fair market value of option awards issued in 2006 to Mr. Miller, Mr. Ferrara, Mr. Mehrer, Mr. Sharrock and Dr. Weaver was $149,757 for each director. The grant date fair market value of option awards in 2006 issued to Dr. Armitage, Mr. Mitchell, and Dr. Tuttle was $118,080, $177,976, and $149,008 respectively. As of December 31, 2006, the number of outstanding option awards available to Mr. Miller, Dr. Armitage, Mr. Ferrara, Mr. Mehrer, Mr. Mitchell, Mr. Sharrock, Dr. Tuttle, and Dr. Weaver was 180,000, 15,000, 87,500, 110,000, 15,000, 111,250, 90,000, and 135,000, respectively.

(d)
Distribution of the MGI PHARMA Deferred Compensation Plan for Non-Employee Directors paid at the maturity of account.

(e)
Prior to June 30, 2006, Mr. Mitchell was an employee of the Company and received compensation for his services as an employee, as described further below under "Certain Relationships."

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of the following individuals during 2006:

  •
  Leon O. Moulder, Jr., our chief executive officer;

  •
  William F. Spengler, our executive vice president and chief financial officer;

  •
  Mary Lynne Hedley, Ph.D., our executive vice president and chief scientific officer;

  •
  Eric P. Loukas, our executive vice president and chief operating officer;

  •
  Martin J. Duvall, our senior vice president commercial strategy and development, whose position was no longer designated as an executive officer position beginning in August 2006; and

  •
  James C. Hawley, our former chief financial officer who left the Company in April 2006.

        We refer to these individuals collectively as our named executive officers, or NEOs. As of the time of filing of this Information Statement, Mr. Hawley is no longer employed by the Company and Mr. Duvall no longer serves as an executive officer.

        The compensation committee is responsible for implementing our executive compensation policies and programs and works closely with our management, in particular our senior director of human resources and Mr. Moulder, and from time to time, with an outside compensation consultant, which for 2006 was Towers Perrin. The compensation committee operates pursuant to a charter approved by the MGI PHARMA Board. More information on the committee's processes and procedures can be found above under the heading "Compensation Committee."

Philosophy and Objectives of MGI PHARMA Compensation Programs

Overview

        Our overall Company-wide compensation philosophy, which is also applicable to our NEOs, is to provide competitive levels of compensation that reflect the level of effort required to achieve our annual and long-term goals, while at the same time keeping our compensation program equitable and straightforward in structure.

  •
  Equitable treatment of our associates.    We strive to provide levels of compensation that are equitable on both internal ul and external measures, and we want our associates to feel that their compensation is comparable to similarly situated people both within and outside of our Company. Internally, we consider the relative responsibilities and contributions of our associates and maintain comparable levels of compensation for associates that are similarly situated. Externally, we use competitive market data to provide benchmarks for our compensation decisions.

  •
  Straightforward structure.    In structuring our compensation policies and practices, we seek to minimize the complexity of ul the program, maximize our associates' understanding of the elements of compensation and provide compensation that is directly related to the achievement of our corporate goals. We believe that a compensation program that is easy to understand further enforces an equitable environment.

        While we provide a framework for compensation, we believe that the compensation committee must have the flexibility needed to attract and, perhaps more importantly, retain qualified candidates, as well as recognize individual contributions or performance over and above that expected.

        In implementing this philosophy for our NEOs, we award compensation to meet our three principle objectives of aligning executive compensation with our Company's performance goals, using equity-based awards in an effort to align executives' and shareholders' interests and setting compensation to assist us in attracting and retaining qualified executives.

Reflect Performance Goals

        As part of our executive compensation program, we reward the achievement, and surpassing, of corporate goals. Our short-term incentive program is designed to reward participants for the achievement of annual financial and personal performance goals by providing cash awards that are paid if corporate and personal goals are met. We believe that the use of annual performance goals provides our associates with an equitable message that when the Company does well, so do they. Similarly, because a significant portion of awards are tied to Company-wide goals, all of the participants in the plan are rewarded for superior Company performance. We also believe that the use of the performance goals we select helps us to have a straightforward structure because our associates can easily correlate their awards to achievement of corporate success. Beginning in 2007, our long-term incentive program for our executive officers also will tie a significant portion of our equity-based compensation to the achievement of Company-wide performance goals.

Utilize Equity-Based Awards

        Our compensation program emphasizes equity-based awards, the value of which is contingent on the Company's longer-term performance, in order to provide our NEOs with a direct incentive to seek increased shareholder returns. Our shareholders receive value when our stock price increases, and by using equity-based awards, our NEOs also receive increased value when our stock price increases. We believe that equity-based awards are an important part of an equitable structure because it is fair to our NEOs and to the Company to correlate NEO compensation with the level of shareholder return. Similarly, equity-based awards represent our philosophy of having a straightforward structure by reminding NEOs that the best measure of long-term corporate success is increased shareholder value.

Attract and Retain Qualified Executives

        We believe that the supply of qualified executive talent is limited and have designed our compensation programs to help us attract qualified candidates by providing compensation that is competitive within the biopharmaceutical industry and the broader market for executive talent. Perhaps more importantly, we believe that the design of our compensation programs is important in helping us to keep the qualified executives that we currently have. Our executive compensation policies are designed to assist us in attracting and retaining qualified executives by providing competitive levels of compensation that are consistent with the executives' alternatives.

  Competitive Assessment

        During 2006, to assist in identifying the appropriate level of compensation to target for our NEOs, management engaged Towers Perrin as a compensation consultant. In addition to information from the compensation consultant, the compensation committee relied on the recommendations of our human resources management based on published compensation surveys for the industry, including surveys prepared by Towers Perrin and the Radford Global Life Science Survey. The information from Towers Perrin was used in connection with the compensation adjustments that occurred in August 2006 and which are described below.

        Management directed Towers Perrin to include in its review a specified list of peer group companies that had been recommended by Mr. Moulder and approved by the compensation committee. Towers Perrin then presented the compensation committee with the results of this review and recommendations for the compensation of our executive officers and for the overall design of our long-term incentive program for all of our employees. For its assignment with us, Towers Perrin worked with our senior director of human resources and Mr. Moulder to review benchmarking data, including executive compensation information on peer companies. Towers Perrin provides copies of its reports to Mr. Moulder and our senior director of human resources.

        The information provided by Towers Perrin included historical information and analysis on the amount of total cash compensation, base salary, target bonus percentages, annualized expected values of long-term incentives and total direct compensation for executive officers. Towers Perrin's analysis compared the compensation packages for our NEOs to information in the 2006 proxy statements of a peer group of companies and to information in a published survey of biotechnology companies. The peer group consisted of 18 companies identified by our management and approved by our compensation committee and included Abraxis BioScience, Inc., Amylin Pharmaceuticals, Inc., Cephalon, Inc., Cubist Pharmaceuticals, Inc., Endo

Pharmaceuticals Holdings, Inc., ICOS Corporation, ImClone Systems, Inc., King Pharmaceuticals, Inc., The Medicines Company, Medicis Pharmaceutical Corporation, Millennium Pharmaceuticals, Inc., Neurocrine Biosciences, Inc., ONYX Pharmaceuticals, Inc., OSI Pharmaceuticals, Inc., PDL Biopharma, Inc., Inc., United Therapeutics Corporation, Valeant Pharmaceuticals, Inc. and ViroPharma, Inc. Based on a review of the peer group financials and core business practices, Towers Perrin advised the compensation committee that the peer group was generally an appropriate universe for a compensation level comparison.

        In 2006, after taking into account compensation adjustments in August 2006, total target cash compensation, which is base salary and cash incentive awards pursuant to our short-term incentive plan, for each of our NEOs was between the 25th and 50th percentile provided by Towers Perrin. In 2006, after taking into account compensation adjustments in August 2006, total direct compensation, which includes base salary, cash incentive awards pursuant to our short-term incentive plan and target equity awards pursuant to our long-term incentive plan, for each of our NEOs was also between the 25th and 50th percentile provided by Towers Perrin.

        We do not consider prior equity compensation awards when setting long-term compensation. We do not consider prior awards because we do not believe that other companies who may be interested in hiring our NEOs would take into account the stock option and restricted stock unit holdings that these officers have in our Company, so we do not believe that all of the objectives of our compensation policy would be met were we to consider those holdings.

  Elements of Compensation

        The elements of our compensation program include base salary, our short-term incentive plan and our long-term incentive plan. Mr. Moulder typically makes recommendations to the compensation committee for the other NEOs on the amount of base salary, target cash incentive awards pursuant to our short-term incentive plan and target equity awards pursuant to our long-term incentive plan.

  Base Salary

        Base salary is an integral part of the compensation for our NEOs and we believe that it is necessary to provide these executives with a significant amount of compensation that is fixed and liquid. The base salary for our NEOs is generally set in January of each year, absent other factors, such as promotions. The salary of Mr. Spengler was increased in April 2006 when he was promoted to his position. Mr. Spengler's salary was further increased in August 2006, as were the salaries for Dr. Hedley and Mr. Loukas, when these officers were promoted to the positions of executive vice president. Mr. Moulder's salary was also increased in August 2006 as part of the process that the compensation committee went through to evaluate executive officer compensation in connection with our promotion of the other executive officers and the receipt of the competitive assessment data from Towers Perrin.

        As discussed above, in connection with the August 2006 compensation adjustments, the compensation committee reviewed the competitive market assessment provided by Towers Perrin when setting base salaries and strived to be near the median of the salaries covered by the assessment.

        The compensation committee's decisions in setting base salary impact the other portions of our compensation program because target awards under our short-term incentive program and our long-term incentive program are both designed as percentages of base salary.

  Short-Term Incentive Plan

        Our short-term incentive plan is designed to reward participants for meeting or exceeding Company and personal performance goals over the course of a calendar year, and in addition to our NEOs, it is available to a wide range of our associates. If short-term incentive plan targets are met, participants receive a cash award. We use annual performance-based cash awards because they permit us to incentivize our NEOs to achieve goals that we believe are consistent with our current overall goals and strategic direction. We use both Company-wide and personal components because we believe it is necessary to recognize both corporate performance and individual performance. However, because Mr. Moulder has responsibility for the entire Company, in 2006 his personal goals under the short-term incentive plan were the same as the Company-wide goals. This plan is reviewed and updated by the compensation committee on an annual basis, which generally occurs in January of each year.

        For 2006, target cash awards for our NEOs, except the CEO, under our short-term incentive plan were based 50% on the achievement of Company-wide goals and 50% on individual performance. The compensation committee sets the Company-wide goals under the short-term incentive plan after discussion with Mr. Moulder and receipt of his recommendation. Our Company-wide goals for 2006 were to (i) attain Aloxi sales revenue target; (ii) successfully launch Dacogen; (iii) gain acceptance of the Saforis NDA filing by FDA; (iv) outlicense certain Dacogen rights; (v) achieve an adjusted operating income target; and (vi) advance our late-stage clinical pipeline. We determined that these goals are an appropriate measure for short-term incentive plan awards because of our belief that achievement of these current overall goals and strategic direction will translate into long-term success for the Company and improved shareholder return. For purposes of the short-term incentive plan, the personal performance goals are set by Mr. Moulder for the other executive officers. Mr. Moulder also makes recommendations to the compensation committee as to whether these goals have been met.

        The size of the target cash award for Mr. Moulder was 50% of base salary for the portion of 2006 prior to August 2006, at which time it was increased to 75% of his base salary. The target cash award for Dr. Hedley, Mr. Loukas and Mr. Spengler was set at 35% of base salary for the portion of 2006 prior to August 2006, at which time it was increased to 50% of base salary when these officers were promoted to the positions of executive vice president. The target cash award for Mr. Duvall was 35% of his base salary. Our former chief financial officer, who departed the Company in April 2006, did not participate in any incentive plans for 2006 due to his departure, but his target cash award had been set at 35% of his base salary prior to his departure.

  Long-Term Incentive Plan

        Our long-term incentive plan, or LTI Plan, is designed to reward our NEOs for long-term Company performance by utilizing grants of various types of equity awards. As described above, we believe that a substantial portion of NEOs compensation should be in the form of equity awards in order to align the interests of the NEOs and our shareholders. The plan is reviewed and updated by the compensation committee on an annual basis, which historically has occurred in July of each year. In 2006, we worked with Towers Perrin to redesign the LTI Plan for 2007. Beginning in 2007, for our NEOs, the LTI Plan will measure long-term Company performance not just by market performance of the Company's common stock, but also through the achievement of Company-wide goals. Additionally, beginning in 2007, we expect the LTI Plan will be reviewed and updated in January of each year.

        Under the LTI Plan, each NEO's long-term incentive award target has historically been established based on the position held in the Company. In 2006, we used market data to derive an LTI plan compensation target that was near the median of comparable companies identified in the competitive assessment described above. Awards were made approximately 70% as stock options that vest equally over the first 4 anniversaries of the awards and 30% as restricted stock units that vest equally over the first 4 anniversaries of the awards. We determined the number of options to grant by dividing 70% of the value of the executive's LTI Plan compensation target by the approximate Black-Scholes value of a stock option on the date of grant. The number of shares of restricted stock units was determined by dividing 30% of the value of the executive's LTI Plan compensation target by the closing price of MGI Common Stock on the date of grant. See Footnote [13] to the consolidated financial statements in item 8 of our annual report for a description of the assumptions used to estimate the fair market value of option and awards using the Black-Scholes option-pricing model.

        We believe that the use of equity awards in the LTI Plan are appropriate and provide the proper incentives for executive officers to remain with the Company and execute our strategic growth plans. Beginning in 2007, we have revised the LTI Plan to provide for target awards that have a value at the median of our peer groups. Awards will be made 50% as stock options that vest equally over the first 4 anniversaries of the awards and 50% as restricted stock units that vest after 3 years based on the achievement of Company-wide performance goals. As a result, the entire LTI Plan award will be tied to the Company's growth and performance because options require an increase in stock price to have value to the NEO and performance share units require performance objectives to be met in order for the NEO to receive value. We believe that this will provide a better incentive to the NEOs to improve the Company's performance. While stock price can be a good indicator of corporate success, outside factors can cause the stock price to go up or down regardless of the level of performance. Similarly, while internal performance measures are important indicators of success, tying a portion of the total award to stock price is still important to better align the interests of the NEOs with our shareholders.

        In addition to annual awards under our long-term incentive plans, in May 2006 we also made a discretionary grant to Mr. Spengler of 18,000 restricted stock units to compensate for his foregoing certain change in control payments to which he may have been entitled as a result of the acquisition of Guilford Pharmaceuticals Inc. by the Company.

  Grant Practices

        Grants of equity awards are generally made to our NEOs at one time each year pursuant to the LTI Plan. As discussed above, the compensation committee reviews and approves awards and award levels under the LTI Plan. Historically, this has occurred in July of each year. Beginning in 2007, we expect that the review by the compensation committee will occur in January of each year at the first regularly scheduled compensation committee meeting for that year with the grant date occurring in February after the reporting of the prior year's financial results. While most of our equity awards are made at that time, we occasionally make grants of equity awards to NEOs at other times, including in connection with the initial hiring of a new officer and the promotion of officers. We make such grants at the time of the appointment of the new officer, or upon the occurrence of such events

        All options are granted with an exercise price equal to the closing market price on the date of grant. The date of grant is set by the compensation committee and is typically the date of the compensation committee approval of the award.

  Post-Termination Compensation

        We do not have employment agreements with any of our NEOs. However, each of our NEOs has a termination agreement that provides for certain benefits in the event that the NEO's termination in connection with a change of control is without "Cause" or is for "Good Reason." We believe that these termination agreements were necessary to attract some of our NEOs and help in our retention of our NEOs due to the prevalence of these types of awards in the market in which we compete for executives and so that we can be competitive with our peers. Additional information regarding the termination agreements, including a definition of key terms and a quantification of benefits that would be received by these officers had termination occurred on December 31, 2006, is found below under the heading "Potential Payments on Termination or Change-in-Control."

  Tax Deductibility of Compensation

        Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's CEO or any of the company's four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by shareholders) that is established by a committee that consists only of "outside directors" as defined for purposes of Section 162(m). For 2006, all members of the Compensation Committee qualified as "outside directors." We consider the potential long-term impact of Section 162(m) when establishing compensation, and we attempt to qualify our compensation programs as performance-based compensation within the meaning of the Internal Revenue Code to the extent that doing so remains consistent with our compensation philosophy and objectives.

Compensation Committee Report

        The compensation committee reviewed and discussed with management the Compensation Discussion and Analysis found in this Information Statement. Based on the review and discussion, the compensation committee recommended to the MGI PHARMA Board that the Compensation Discussion and Analysis be included in this Information Statement.

HUGH E. MILLER, CHAIR ANDREW J. FERRARA ARTHUR L. WEAVER, M.D. DAVID SHARROCK
The Members of the Compensation Committee

Compensation Committee Interlocks and Insider Participation

        Messrs. Ferrara and Miller and Dr. Weaver served on the compensation committee during 2006. Dr. Weaver joined the compensation committee in May 2006. None of the Directors serving on the compensation committee during 2006 is or was one of our officers or employees. In addition, none of these individuals serves as a member of the board of directors or on the compensation committee of any company that has an executive officer serving on our the MGI PHARMA Board or the compensation committee.

Summary Compensation Table

        The following table summarizes the compensation of our NEOs in 2006.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non Equity Incentive Plan Compensation(2)	All Other Compensation(3)		Total
Leon O. Moulder, Jr. President and Chief Executive Officer	2006	$470,417	$—	$228,905	$257,625	$217,031	$26,550		$1,200,528
Mary Lynne Hedley Executive Vice President and Chief Scientific Officer	2006	$344,167	$—	$123,340	$92,740	$117,425	$26,550		$704,222
Eric P. Loukas Executive Vice President and Chief Operating Officer	2006	$312,669	$—	$123,340	$95,756	$108,330	$19,754		$659,849
William F. Spengler Executive Vice President and Chief Financial Officer	2006	$334,859	$100,000	$191,966	$167,119	$114,737	$19,973		$928,654
Martin J. Duvall Senior Vice President Commercial Strategy and Development	2006	$285,000	$—	$83,939	$31,509	$82,294	$15,802		$498,544
James C. Hawley Former Senior Vice President and Chief Financial Officer	2006	$91,667	$—	$(25,202)	$—	$—	$298,890	(4)	$365,355

(1)
Represents the compensation expense recognized for financial statement reporting purposes for each NEO during 2006, disregarding any estimate of forfeitures relating to service-based vesting conditions, pursuant to FAS 123R. See Note [13] to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions pursuant to FAS 123R.

(2)
Amounts in this column represent payments pursuant to the Short-Term Incentive Plan described in the Compensation Discussion and Analysis above and under the heading Short-Term Incentive Plan below.

(3)
Amounts in this column consist of: (a) company contributions to the retirement plan accounts for Messrs. Moulder, Hawley, Loukas, Spengler and Duvall and Dr. Hedley; (b) a housing allowance for Mr. Spengler; and (c) a $275,000 severance payment and accrued vacation payout for Mr. Hawley.

        These amounts include:

Name	Contributions to Company Retirement Plan	Housing Allowance		Severance Payments and Accrued Vacation Payout
Leon O. Moulder, Jr.	$26,550	$		$
Mary Lynne Hedley	$26,550	$		$
Eric P. Loukas	$19,754	$		$
William F. Spengler	$6,600		$13,373	$
Martin J. Duvall	$15,802	$		$
James C. Hawley	$7,850	$			$291,040
(4)
Mr. Hawley ceased to serve as our chief financial officer on April 21, 2006, at which time Mr. Spengler was promoted to that position.

Grants of Plan-Based Awards

        The following table summarizes grants made by the Company to each of NEOs pursuant to incentive plans of the Company.

Name	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1) Target ($)	All Other Stock Awards: Number of Shares of Stock or Units(2)	FMV of Stock Awards(3)	All Other Option Awards: Number of Securities Underlying Options (4)	FMV of Option Awards (3)	Equity Exercise or Base Price of Option Awards ($/Sh)
Leon O. Moulder, Jr.	8/31/06	289,375	20,000	$302,600	80,000	$671,722	$15.13
Mary Lynne Hedley	8/31/06	142,333	20,000	$302,600	75,000	$607,367	$15.13
Eric P. Loukas	8/31/06	131,309	20,000	$302,600	75,000	$622,463	$15.13
William F. Spengler	4/21/06	139,076	—	$—	25,000	$223,454	$17.84
	5/09/06		18,000	$354,060	—	$—	—
	8/31/06		10,000	$151,300	75,000	$622,463	$15.13
Martin J. Duvall	8/31/06	99,750	5,000	$75,650	25,000	$205,434	$15.13
James C. Hawley	—		—		—		$—

(1)
These columns show the range of cash payouts targeted for 2006 performance under the Company's short- term incentive plan, which is described in the section entitled "Short-Term Incentive Plan" in the Compensation Discussion and Analysis above. For 2006, target cash awards for our NEOs (except the CEO) under our short-term incentive plan were based 50% on the achievement of Company-wide goals and 50% on individual performance. The amounts in the Target award column assume that 100% of the Company-wide performance goals and 100% of the individual performance goals are met. The compensation committee does not set a minimum threshold for the payment of awards under the short-term incentive plan. If the goals are not achieved at the 100% level, the compensation committee determines at what level the goals were achieved and whether an adjusted payout based on the percentage achieved is appropriate. For a discussion of the performance metrics applicable to these awards, see the above-referenced section of the Compensation Discussion and Analysis.

(2)
Represents restricted stock units that vest in four equal annual installments beginning on August 31, 2008.

(3)
Represents the dollar amount of the grant date fair market value as described in FAS 123R. See Note [13] to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating fair value pursuant to FAS 123R.

(4)
Tandem stock appreciation rights (SARs) were granted in conjunction with the option grants disclosed above. The Tandem SARs can be exercised within a 30 day period acceleration date in lieu of the underlying options in the following circumstances; i) the date of public announcement of the acquisition of beneficial ownership of more than 50% of the outstanding voting stock of the Company by means of a tender offer, exchange offer or otherwise, ii) the date five business days after the date of public announcement of the acquisition of beneficial ownership of more than 25% but not more than 50% of the outstanding voting stock of the Company by means of a tender offer, exchange offer or otherwise, if during such five-business day period, the Board or the Committee has not, by resolution duly adopted, elected that such acquisition not give rise to an acquisition date, iii) date of shareholder approval of any consolidation or merger of the Company in which the Company is not the continuing surviving corporation or pursuant to which shares of Company stock would be converted to cash, securities, or other property, other than a merger of the company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger, iv) any sales, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, and v) any liquidation or dissolution of the Company. William F. Spengler was granted 25,000 SARs on April 21, 2006. The number of SARs granted on August 31, 2006 was 80,000, 75,000, 75,000, and 75,000 for Leon O. Moulder, Jr., Mary Lynne Hedley, Eric P. Loukas, and William F. Spengler, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(2)	Market Value of Shares or Units of Stock that Have Not Vested(3)
Leon O. Moulder, Jr.					31,750	$584,518
	100,000	—	$6.00	9/27/2009
	80,000	—	$8.22	1/11/2010
	70,000	—	$8.38	1/16/2011
	37,500	—	$5.13	3/29/2011
	25,000	—	$3.55	5/14/2012
	30,000	—	$3.65	6/05/2012
	150,000	50,000	$8.08	5/12/2013
	—	80,000	$15.13	8/31/2013
	320,000	—	$29.61	5/10/2014
Mary Lynne Hedley					24,875	$457,949
	52,500	—	$29.28	9/03/2011
	5,000	—	$28.06	11/9/2011
	17,500	—	$26.91	7/15/2012
	—	75,000	$15.13	8/31/2013
Eric P. Loukas					24,875	$457,949
	30,000	—	$27.17	7/06/2011
	12,500	—	$27.86	7/15/2011
	5,000	—	$27.15	1/03/2012
	17,500	—	$26.91	7/15/2012
	—	75,000	$15.13	8/31/2013
William F. Spengler					40,750	$750,208
	25,000	—	$23.01	10/04/2012
	—	25,000	$17.84	4/21/2013
	—	75,000	$15.13	8/31/2013
Martin J. Duvall					9,875	$181,799
	50,000	—	$26.75	11/29/2011
	17,500	—	$26.91	7/15/2012
	—	25,000	$15.13	8/31/2013
James C. Hawley					—	$—
	—	—	$—	—

(1)
The options that expire on April 21, 2013 are exercisable as to 25% of the underlying option shares as of April 21, 2007, 50% of such option shares as of April 21, 2008, 75% of such option shares as of April 21, 2009, and 100% of such option shares as of April 21, 2010.

The unexercisable options that expire on May 12, 2013 became exercisable on May 12, 2007.

The options that expire on August 31, 2013 are exercisable as to 25% of the underlying option shares as of August 31, 2007, 50% of such option shares as of August 31, 2008, 75% of such option shares as of August 31, 2009, and 100% of such option shares as of August 31, 2010.

(2)
Unvested restricted stock units vest in accordance with the following schedule:

	Number of Stock Units
Date	Leon O. Moulder Jr.	Mary Lynne Hedley	Eric P. Loukas	William F. Spengler	Martin J. Duvall
5/09/07	—	—	—	4,500	—
5/10/07	8,000	—	—	—	—
7/15/07	1,250	875	875	—	875
8/31/07	5,000	5,000	5,000	2,500	1,250
10/03/07	—	750	750	4,250	750
5/09/08	—	—	—	4,500	—
7/15/08	1,250	875	875	—	875
8/31/08	5,000	5,000	5,000	2,500	1,250
10/03/08	—	750	750	4,250	750
5/09/09	—	—	—	4,500	—
7/15/09	1,250	875	875	—	875
8/31/09	5,000	5,000	5,000	2,500	1,250
10/03/09	—	750	750	4,250	750
5/09/10	—	—	—	4,500	—
8/31/10	5,000	5,000	5,000	2,500	1,250
(3)
Value calculated by multiplying the closing market price of the Common Stock on December 29, 2006, or $18.41, by the number of restricted stock units.

OPTION EXERCISES AND STOCK VESTED

	Options Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Received on Vesting(1)
Leon O. Moulder, Jr.	—	$—	9,250	$179,965
Mary Lynne Hedley	—	$—	9,125	$143,865
Eric P. Loukas	—	$—	1,625	$30,915
William F. Spengler	—	$—	4,250	$73,143
Martin J. Duvall	—	$—	1,625	$30,915
James C. Hawley	—	$—	—	$—

(1)
The value received upon vesting is calculated by multiplying the number of shares vested by the closing price of the common stock on the date of the vesting.

  Potential Payments on Termination or Change in Control

        In 2006, each of our NEOs had a termination agreement with the Company providing that, following a "change in control" (as defined below) of the Company, if such officer is terminated by the Company without "cause" (as defined below) or leaves for "good reason" (as defined below), then the officer will be entitled to receive a lump sum cash payment equal to 24 times such officer's monthly base salary (as in effect at the time of the change in control or the termination, whichever is higher) and payment of legal fees and expenses relating to the termination. The termination agreements provide that if the officer receives payments under the agreement that would subject the officer to any federal excise tax due under Sections 280G and 4999 of the Code, then the officer also will receive a cash "gross-up" payment so that the officer will be in the same net after-tax position that the officer would have been in had such excise tax not been applied. Sections 280G and 4999 of the Code provide that if "parachute payments" (compensatory payments contingent on a change in control) made to a covered individual equal or exceed three times such individual's "base amount" (average annual compensation over the five taxable years preceding the taxable year in which the change in control occurs), the excess of such parachute payments over such individual's base amount will be subject to a 20% excise tax and will not be deductible by the Company. Under the termination agreements, "change in control" is defined to include a change in control of the type required to be disclosed under Securities and Exchange Commission proxy rules, an acquisition by a person or group of 35% of the outstanding voting stock of the Company, a proxy fight or contested election that results in a majority of the MGI PHARMA Board changing, or another event that the majority of directors who were in office at the time of entering into the agreement or whose nomination or appointment was approved by those directors or directors who were approved by those directors determines to be a change in control; "cause" is defined as willful and continued failure to perform duties and obligations or willful misconduct materially injurious to the Company; and "good reason" is defined to include a change in the officer's responsibility or status, a reduction in salary or benefits or a mandatory relocation.

        Mr. Spengler's termination agreement also provides that if his employment with the Company is terminated without cause at any time prior to July 20, 2008, then the vesting will be fully accelerated for any unvested restricted stock units he was granted through the 2006 annual grant under our long-term incentive plan.

        Messrs. Moulder, Loukas and Spengler and Dr. Hedley also hold limited stock appreciation rights, granted in tandem with stock options that would become immediately exercisable upon a change-in-control, in lieu of the related option.

        Several of our compensation and benefit plans contain provisions for enhanced benefits upon a change-in-control of MGI PHARMA, except in certain circumstances. These enhanced benefits include immediate vesting of stock options and restricted stock unit awards and would be available to all employees who have received grants under the applicable plan. Our retirement plan provides for full vesting if employment terminates under specified circumstances following a change-in-control.

        None of our NEOs have any agreed upon severance agreements or arrangements that provide for any benefits if their employment is terminated, other than in connection with a change in control.

        Had a change in control occurred on December 31, 2006 and had the employment of Messrs. Moulder, Loukas and Spengler and Dr. Hedley been terminated on that date, these officers would be entitled to the amounts set forth in the table below.

Payment Benefits and Estimates

Name	Lump Sum Cash Payment	Accelerated Vesting of Equity Awards and Stock Appreciated Rights(1)	Parachute Payment Gross-Up Payments		Total
Leon O. Moulder, Jr.	$1,100,000	$6,983,518		$4,104,845	$12,188,363
Mary Lynne Hedley	$730,000	$703,949	$		$1,433,949
Eric P. Loukas	$730,000	$703,949		$605,725	$2,039,674
William F. Spengler	$730,000	$1,010,458		$662,534	$2,402,992
Martin J. Duvall	$590,000	$263,799	$		$853,799

(1)
The value set forth in this column for purposes of valuing stock appreciation rights are based on the value of each share of common stock at $18.41, which was the last closing price of a share of common stock of the Company on the NASDAQ Global Market on December 29, 2006, the last business day of 2006.

        On March 29, 2007, the termination agreements were amended, and a new form of termination agreement was authorized for all of our NEOs. The new form termination agreements provide that in addition to the payments described above, following a change in control of the Company, if such officer is terminated by the Company without cause or leaves for good reason, then the officer also will be entitled to receive a lump sum cash payment equal to two times the NEO's annual target cash award under our short-term incentive plan (as in effect at the time of the change in control or the termination, whichever is higher). A more complete discussion of the payments that may be made pursuant to the termination agreements as a result of the Offer and the Merger is included in Item 3 of the Schedule 14D-9.

Certain Relationships

        From January 1, 2005 until the date of this Information Statement, there has not been any transaction or series of similar transactions, nor is there currently proposed any transaction or series of similar transactions, to which we were, are, or would be a party, and in which the amount involved exceeded or would exceed $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation arrangements (including with respect to equity compensation as described herein), the termination agreements (as described above) and the transactions described below.

        In accordance with our audit and finance committee charter, our audit and finance committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Financial transactions in which any immediate family member of a director or executive officer of our company has a direct or indirect material interest need to be approved by our audit and finance committee prior to our entering into such transaction. Our audit committee did not, however, approve the terms of the agreement with Mr. Mitchell described in the paragraph below, because that agreement was entered into prior to his becoming a director and was approved by the full MGI PHARMA Board.

        After the Company acquired Guilford Pharmaceuticals Inc. in October 2005, Dean J. Mitchell was employed by the Company on an at-will basis to assist with the integration of Guilford's research, development and commercial programs into the business of the Company. In connection with his employment, Mr. Mitchell was paid a salary of $45,833 per month through June 30, 2006, the date his employment with the Company ended, for a total of $274,998 in 2006.

Merger Agreement

        Pursuant to the Merger Agreement, all unexercised options to purchase Shares granted under any equity incentive plan of the Company (the "Options"), all unexercised tandem stock appreciation rights (the "Stock Appreciation Rights") and all restricted stock units ("RSUs") that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested and including all such equity awards held by the Company's executive officers and directors, will vest in full and be cancelled promptly after the consummation of the Merger. In exchange for such cancellation, the holders of such Options, RSUs or Stock Appreciation Rights, including the Company's directors and executive officers, will receive, with respect to each Option, RSU or Stock Appreciation Right, as applicable, a cash payment (less any applicable withholding taxes and without interest) equal to (1) in the case of an Option the product of (x) the number of shares subject to such Option, and (y) the excess of the merger consideration over the applicable exercise price per share of such Option; (2) in the case of an RSU, the Offer Price times the number of RSUs held by the holder; and (3) in the case of Stock Appreciation Rights, the greater of the Offer Price, the highest price per share paid in any tender offer during the 60 day period prior to the Acceptance Time, and the highest closing price of the Shares on the 60 days prior to the Acceptance Time, over the per share exercise price of the Stock Appreciation Right, multiplied by the number of Shares subject to the Stock Appreciation Right as of the Effective Time. A holder of an Option with a related Stock Appreciation Right will only receive consideration for the Stock Appreciation Right and not the Option. See the section entitled "Acceleration of Options, Tandem Stock Appreciation Rights and Restricted Stock Units" in the Schedule 14D-9, which is incorporated herein by reference.

ANNEX II

Opinion of Lehman Brothers, Inc.

December 10, 2007

Board of Directors
MGI PHARMA, INC.
5775 West Old Shakopee Road
Suite 100
Bloomington, MN 55437

Members of the Board of Directors:

        We understand that MGI PHARMA, INC. (the "Company") intends to enter into a transaction (the "Proposed Transaction") with Eisai Co, Ltd. ("Eisai") pursuant to which (i) Jaguar Acquisition Corp., a wholly owned subsidiary of Eisai ("Acquisition Corp"), will commence a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of July 14, 1998 (as amended as of March 14, 2000), between the Company and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.)), at a price of $41.00 per share (the "Consideration") and (ii) following the consummation of the Offer, Acquisition Corp will be merged with and into the Company with the Company surviving the merger. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of December 10, 2007, by and among Eisai, Acquisition Corp and the Company (the "Agreement").

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the Consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the shareholders of the Company in the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company, (4) a trading history of the Company's common stock from November 30, 2006 to November 30, 2007 and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent biopharmaceutical transactions that we deemed relevant, and (7) the results of our efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

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        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of our analysis, we also have considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of the Company. We have discussed these adjusted projections with the management of the Company and they have agreed with the appropriateness of the use of such adjusted projections in performing our analysis and upon the advice of the Company we have relied upon such projections in arriving at our opinion. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and, pursuant to the terms of our engagement letter with the Company, will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We expect to perform various investment banking and financial services for the Company and Eisai in the future and expect to receive customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Eisai for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction.

Very truly yours,
/s/ Lehman Brothers
LEHMAN BROTHERS

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ANNEX III

DISSENTERS' RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT

302A.471. Rights of dissenting shareholders

        Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

        (a)   unless otherwise provided in the articles, amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

          (1)   alters or abolishes a preferential right of the shares;

          (2)   creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

          (3)   alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

          (4)   excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

          (5)   eliminates the right to obtain payment under this subdivision;

        (b)   a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

        (c)   a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

        (d)   a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

        (e)   a plan of conversion adopted by the corporation; or

        (f)    any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

        Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

        (b)   A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting

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shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

        Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

        (b)   If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

        (c)   Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

          (1)   The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market security on the Nasdaq Stock Market.

          (2)   The applicability of clause (1) is determined as of:

            (i)    the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

            (ii)   the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

          (3)   Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

        Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473. Procedures for asserting dissenters' rights

        Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

        (b)   "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

        (c)   "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

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        (d)   "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

        Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

        Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

        Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

          (1)   the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

          (2)   any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

          (3)   a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

          (4)   a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

        (b)   In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

        Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

          (1)   the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

          (2)   an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

          (3)   a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

        (b)   The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in

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full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

        (c)   If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

        Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

        Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

        Subd. 8. Costs; fees; expenses.

        (a)   The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

        (b)   If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

        (c)   The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

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QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits
SIGNATURE
  ANNEX I
MGI PHARMA, INC. 5775 WEST OLD SHAKOPEE ROAD, SUITE 100 BLOOMINGTON, MN 55437 (952) 346-4700
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
OFFEROR DESIGNEES
CERTAIN INFORMATION CONCERNING MGI PHARMA
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
BOARD MATTERS
AUDIT AND FINANCE COMMITTEE REPORT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES Report of the Audit and Finance Committee
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
DIRECTOR COMPENSATION
EXECUTIVE COMPENSATION
Philosophy and Objectives of MGI PHARMA Compensation Programs
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION EXERCISES AND STOCK VESTED
Payment Benefits and Estimates
Certain Relationships
  ANNEX II
Opinion of Lehman Brothers, Inc.
  ANNEX III
DISSENTERS' RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT